03043085

RECD S.E.C.
DEC 1 6 2003
1086

ARS

2003



Annual Report

PROCESSED
DEC 18 2003
THOMSON FINANCIAL

Horizon Health Corporation

A Coast to Coast National Presence



- States with HMHM or SRM Contract Locations
- ☆ National Support Center
- ○ HBS Operations Centers
- △ ProCare Operations Centers

As of August 31, 2003, the Company had mental health and physical rehabilitation management contracts with general acute care hospitals located in 37 states.

HBS' EAP and managed behavioral healthcare divisions provide services to over 3.3 million covered lives. These services are provided primarily through a network of 28,000 independent providers, in all 50 states, that have contracted with the Company.

In fiscal year 2003, ProCare One Nurses placed, on an average monthly basis, more than 500 specialty nurses in temporary and travel nurse staffing positions with over 100 client hospitals.

Table of Contents

Years Ended August 31,	2003	2002	Increase (Decrease) % Change
(In thousands, except per share amounts)			
Statement of Income Data:			
Net revenues	**$ 166,340**	$ 143,721	15.7
Operating margin (EBITDA)[1]	**18,509**	17,446	6.1
Net income	**9,582**	8,924	7.4
Net income per share - diluted	**1.70**	1.52	11.8
Weighted average shares outstanding - diluted	**5,642**	5,889	(4.2)

August 31,	2003	2002	Increase (Decrease) % Change
(In thousands)			
Balance Sheet Data:			
Cash	**$ 1,973**	$ 4,036	(51.1)
Working capital	**1,249**	2,899	(56.9)
Intangible assets (net)	**74,882**	68,666	9.1
Total assets	**102,329**	92,585	10.5
Total debt	**14,000**	10,000	40.0
Stockholders' equity	**63,792**	60,733	5.0


Total Revenues
(in thousands)
$146,001
$133,682
$127,660
$143,721
$166,340
99
00
01
02
03


EBITDA
(in thousands)
$17,099
$17,884
$16,201
$17,446
$ 18,509
99
00
01
02
03


Net Income[1]
(in thousands)
$6,901
$7,067
$6,791
$8,924
$9,582
99
00
01
02
03


Earnings Per Share
(diluted)
$0.96
$1.07
$1.16
$1.52
$1.70
99
00
01
02
03

[1] See Note 14 to the Consolidated Financial Statements for a definition of EBITDA and a reconciliation to operating income (page 39).

The Year in Review



James Ken Newman
President and Chief Executive Officer

Fiscal 2003 was successful in many respects:

- The fourth quarter of fiscal 2003 was our 44th consecutive profitable quarter and the 35th since going public in March 1995.
- Revenues of $166.3 million and earnings per share of $1.70 were at record levels.
- Cash from operations was strong, with EBITDA of $18.5 million, operating cash flow of $13.5 million and free cash flow per share of $2.32.
- Our credit facility was doubled to $60 million, and debt outstanding at fiscal year end was only $14.0 million, indicating a substantial capacity for growth.
- Approximately 657,000 of Horizon's common shares were acquired for $9.6 million pursuant to our latest share repurchase program, representing an average cost of $14.56.
- We successfully completed two accretive acquisitions:
  - EAP International for $3.3 million, effective 11/1/02; and
  - Integrated Insights for $4.2 million, effective 6/30/03.

Operating Highlights

In fiscal 2003, our four business lines improved their performance:

- For Horizon Mental Health Management (HMHM), volumes were robust in terms of average daily census and overall patient days. Annualized revenue per location and same store sales increased slightly over the prior year. However, revenues were down over 5%, due primarily to a decrease of over 6% in the average number of locations in operation, but operating margins were strong. The number of contracts at fiscal year end was 107, a net decrease of 10 for the year.
- For Specialty Rehab Management (SRM), growth indicators were impressive. Volumes were up sharply, with overall revenues up over 15%, annualized revenue per location up almost 7%, the average number of locations in operation up 8% and same store sales up almost 4%. Contracts at fiscal year end were 35, a net increase of 10.
- For ProCare One Nurses (ProCare), an industry-wide weaker temporary staffing market resulted in lower average daily weeks worked and lower direct margins. However, the fiscal year ended with an improving trend in revenues and margins and new and stronger leadership in place to increase revenues and enhance profitability.
- For Horizon Behavioral Services (HBS), revenues were up almost 20%, with managed care up 13% and employee assistance programs (EAP), driven by acquisitions, up 31%. While profitability was down, successful initiatives in utilization management and in renegotiating client contract rate increases (as with the large managed care contract announced in September 2003) are resulting in improving financial performance under the direction of its new management team.

Executive Management and Board Changes

James W. McAtee died unexpectedly at his home on April 27, 2003, at which time I re-assumed the position of President and Chief Executive Officer. We are deeply saddened by Jim's death. He was a special person, an outstanding leader and a good friend to all of us. Since Jim and I co-founded the Company in 1981, Jim had been integral to Horizon's history and leaves a strong legacy of success. I will remain in this position for the foreseeable future; we are not recruiting a new Chief Executive Officer.

Jackie L. James joined Horizon as Senior Vice President, Operations, and President of Horizon Behavioral Services on April 3, 2002. With a strong background in managed behavioral health organizations, she is leading our EAP and managed care operations.

Donald W. Thayer started with Horizon as Senior Vice President, Acquisitions and Development on September 22, 2003. His more than 20 years of successful healthcare acquisitions experience is driving our expanded acquisition initiative.

Recognition

In October 2003, Horizon was included for the second consecutive year in the *Forbes* list of the "200 Best Small Companies." The list is a compilation of financially strong performing small-cap businesses and is based on a number of criteria. We are honored to have again received this national recognition.

In addition, Horizon Behavioral Services successfully renewed its three-year full accreditation from the National Committee for Quality Assurance (NCQA) under its 2003 standards for managed behavioral healthcare organizations. Delivering quality behavioral healthcare services to our clients and their members or employees is a fundamental principle of our culture, and this NCQA accreditation demonstrates that ongoing corporate commitment.

Outlook

Our Company has made substantial progress in fiscal year 2003. We posted double-digit growth in revenues and earnings per share, with record profitability. Furthermore, we are well positioned both in management expertise and capital to take advantage of acquisitions and other opportunities in the clinical disciplines that comprise our existing businesses.

Our Company is benefiting from the changes taking place in the healthcare industry today. As healthcare continues to move to a payor-dominated system, the cost of healthcare becomes of paramount importance. Our ability to cost-effectively meet the steadily increasing demand for mental health and physical rehabilitation services, on a measured quality basis, is creating growth opportunities for our Company.

We are excited about the future. The need for healthcare services is undiminished, despite the demand to contain or reduce costs. Horizon's success is based upon its ability to deliver quality services, efficiently, with appropriate patient accessibility. As we continue to focus on patient care, those who need and qualify for services get them, and they do so in a cost-effective setting that is attractive to payors and managed care. We have had a good year and firmly believe that we can not only continue this strong momentum, but also expand it, through targeted larger accretive acquisitions, in our core competencies. We are grateful for your interest and support, which have been so essential to our success.

Sincerely yours,

James Ken Newman
President and Chief Executive Officer

The Future: Focused Growth

In consultation with our Board of Directors, we have decided to pursue a more aggressive growth and acquisition strategy for the Company. Since our inception, Horizon has excelled in the delivery of high quality mental health services, originally through Horizon Mental Health Management's contract locations and later through Horizon Behavioral Services' EAP and managed care operations. Over the last six years, we have also developed in Specialty Rehab Management an expertise in delivering quality physical rehabilitation services. ***Two thirds of our employees have clinical backgrounds and are involved in the quality delivery of our clinical services. These two patient care areas – mental health and physical rehabilitation – are what Horizon does best***[1], along with our historical ability to manage relationships with hospitals, employers and other client customers.

As we have announced, we recently doubled our bank line of credit to $60 million and are pursuing further credit facility expansion. We also brought onboard a very experienced acquisition and development professional, and we have enhanced our financial analysis department to assist in identifying and evaluating acquisition candidates. We expect to target larger accretive acquisitions and are willing to consider asset-based opportunities. In the future, we intend to leverage our balance sheet to a greater extent while continuing to be conservative and fiscally disciplined.

We believe that a more aggressive, focused growth strategy through quality and accretive acquisitions is the best alternative for the long term growth of the Company and the most beneficial for our shareholders, employees and customers.

— James Ken Newman

[1] *See "Commitment to Clinical Excellence," pg. 4*

Horizon Health Corporation



James Ken Newman
President and Chief Executive Officer

Clinical excellence is prevalent in the work of our clinicians, operations professionals and other highly trained experts who deliver high-quality services to our patients, employees and members across the country. The insights presented here from our leaders at Horizon Mental Health Management, Specialty Rehab Management and Horizon Behavioral Services elaborate on our company's longstanding legacy of providing expertise in our core competencies of patient care in mental health and physical rehabilitation.

We maintain our focus on our patients by attracting superior clinicians, by measuring quality on an ongoing basis, and by continually asking: *How can we improve our patients' lives?*



Ronald C. Drabik
Senior Vice President, Finance and Administration, Ethics Compliance Officer

We are committed to our fundamental company core value: *Do what's best for the patient.* This tenet drives the company's clinical, operating and administrative activities.

Our growth initiatives are focused on the full continuum of care in our areas of clinical expertise: behavioral health and physical rehabilitation.



Donald W. Thayer
Senior Vice President, Acquisitions and Development

Horizon Mental Health Management



David K. White, Ph.D.
President, Horizon Mental Health Management

Horizon Mental Health Management (HMHM) is dedicated to delivering high-quality mental health services based in acute care hospitals. A major factor that has kept HMHM focused and successful for the past 22 years has been our emphasis on clinical quality. Maintaining such a focus may sound easy, but many other companies lose that focus over time.

HMHM's programs are committed to quality clinical care, as evidenced by our success in attracting the best and most dedicated program directors, medical directors and clinical staff. Our clinical results are a tribute to the hard work and dedication of our highly trained clinical staff. But it doesn't stop there. Horizon employs eight regional directors of clinical support services, nurses with extensive expertise in the mental health field, whose sole goal is to visit our programs, measuring and maintaining a focus on quality clinical services. In addition, Horizon is one of the few, if not the only, mental health company that has three clinical auditors who travel to our programs to measure adherence to standards. Such focus on quality care, which separates HMHM from its competitors, is consistent with our goal of remaining the leader of high quality clinical services and the provider of choice for our hospitals' mental health outsourcing needs.

Specialty Rehab Management



Frank J. Baumann
President, Specialty Rehab Management

Specialty Rehab Management (SRM) provides quality hospital-based physical rehabilitative services. These services, both inpatient and outpatient, help patients maximize their functional capabilities, enabling them to more quickly return to their communities to live as independent and productive a life as possible. SRM is constantly looking for ways to improve the quality of patient care. During 2003, we increased the number of specialized treatment tracks that assist physicians and other clinicians in improving patient outcomes; launched project TARGET (Transitioning Acute Rehab to Gain Efficient Teams), a pre-designed quality management program that addresses frequently encountered problems specific to rehabilitation units; and developed a rehabilitative-specific satisfaction benchmarking tool and a new risk assessment-tracking tool.

The results of these clinical quality initiatives can be measured through patient outcomes. When compared with applicable national benchmarks, patients in our programs generally require a shorter length of stay, receive a higher Functional Independence Measurement (FIM) score at discharge, and are discharged back to the community more frequently. SRM is dedicated to utilizing its substantial clinical expertise and resources to improve the quality of lives for the patients it serves.

Horizon Behavioral Services



Jackie L. James
President, Horizon Behavioral Services

Horizon Behavioral Services' (HBS) employee assistance programs and managed care products often act as a member's gateway into the behavioral healthcare system. HBS is committed to ensuring that its members, who are often in an emotionally fragile state, receive the best care and support available that is appropriate for their needs.

Our experienced clinicians and quality management team monitor program administration and assess the quality of HBS clinical and administrative services. The program is supported by a broad spectrum of data collection, ranging from weekly reports that monitor telephone services to in-depth auditing of clinical records. Extensive clinical and administrative initiatives ensure that every aspect of a patient's care adheres to not only regulatory guidelines, but also HBS' own high standards for quality care. Our commitment to quality is demonstrated by the recent renewal of our three-year National Committee for Quality Assurance (NCQA) accreditation as well as our fourth two-year accreditation renewal by the Utilization Review Accreditation Commission (URAC) for all aspects of utilization management functions. These two accreditations provide HBS clients with the assurance that HBS will consistently meet or exceed the highest national standards in the delivery of our services to members, employees and families of the clients HBS serves.

The selected historical consolidated financial data presented below for the fiscal years ended August 31, 2003, 2002 and 2001, and at August 31, 2003 and 2002, are derived from the audited Consolidated Financial Statements of the Company included elsewhere in this Report. The selected historical consolidated financial data presented below for the fiscal years ended August 31, 2000 and 1999, and at August 31, 2001, 2000 and 1999, are derived from the audited consolidated financial statements of the Company not included herein. The selected financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Report, including Note 4, "Acquisitions," describing the Company's various acquisitions in the periods presented.

	Fiscal Years Ended August 31,				
(in thousands, except per share data)	**2003**	2002	2001	2000	1999
Statement of Operations Data:					
Revenues	**$ 166,340**	$ 143,721	$ 127,660	$ 133,682	$ 46,001
Cost of services	**130,384**	110,300	92,920	100,478	113,789
Gross profit	**35,956**	33,421	34,740	33,204	32,212
Selling, general and administrative	**18,063**	15,681	16,775	14,442	14,524
Provision for (recovery of) doubtful accounts	**(615)**	294	1,764	878	589
Depreciation and amortization [3]	**2,581**	2,778	4,510	5,101	4,460
Income from operations	**15,927**	14,668	11,691	12,783	12,639
Interest expense, net of interest and other income	**296**	110	372	959	1,176
Income before income taxes	**15,631**	14,558	11,319	11,824	11,463
Income tax provision	**6,049**	5,634	4,528	4,757	4,562
Net income	**$ 9,582**	$ 8,924	$ 6,791	$ 7,067	$ 6,901
Basic earnings per share	**$ 1.83**	$ 1.66	$ 1.21	$ 1.11	$ 1.00
Weighted average shares outstanding	**5,250**	5,386	5,615	6,370	6,875
Diluted earnings per share	**$ 1.70**	$ 1.52	$ 1.16	$ 1.07	$ 0.96
Weighted average shares and dilutive potential common shares outstanding	**5,642**	5,889	5,876	6,605	7,200
Balance Sheet Data (at end of period):					
Cash and short-term investments	**$ 1,973**	$ 4,036	$ 1,981	$ 8,517	$ 5,439
Working capital	**1,249**	2,899	615	3,687	581
Intangible assets (net) [1]	**74,882**	68,666	57,260	56,924	60,065
Total assets	**102,329**	92,585	77,180	83,631	86,536
Total debt	**14,000**	10,000	6,900	14,900	20,036
Stockholders' equity	**63,792**	60,733	50,998	49,692	45,806

	Aug. 31, 2003	**May 31, 2003**	**Feb. 28, 2003**	**Nov. 30, 2002**	Aug. 31, 2002	May 31, 2002	Feb. 28, 2002	Nov. 30, 2001	Aug. 31, 2001
Statistical Data:									
Covered lives (000's)	**3,327**	**2,940**	**2,928**	**3,114**	2,349	2,432	2,178	2,253	2,209
Number of Contract Locations (2):									
Contract locations in operation.	**127**	**126**	**126**	**126**	131	129	135	138	124
Contract locations signed and unopened	**15**	**18**	**13**	**11**	11	9	11	11	14
Total contract locations	**142**	**144**	**139**	**137**	142	138	146	149	138
Services Covered by Contracts (2):									
Inpatient	**126**	**125**	**125**	**125**	127	130	134	136	123
Partial hospitalization	**25**	**28**	**29**	**31**	31	30	34	38	40
Outpatient	**21**	**21**	**18**	**19**	21	19	20	20	17
CQI+	**113**	**115**	**111**	**125**	158	163	164	166	160
Types of Treatment Programs (2):									
Geropsychiatric	**87**	**94**	**95**	**99**	106	107	113	121	109
Adult psychiatric	**48**	**45**	**45**	**45**	44	43	45	46	45
Substance abuse	**4**	**4**	**2**	**2**	2	2	2	1	1
Physical rehabilitation	**32**	**31**	**29**	**28**	28	27	27	25	24
Other mental health	**8**	**8**	**8**	**8**	2	3	4	4	4

(1) Intangible assets consist of goodwill, as well as service contract valuations, non-compete agreements and trademarks related to various acquisitions of the Company.

(2) Includes only the Company's mental health and physical rehabilitation management contracts.

(3) The Company elected to adopt SFAS 141 and SFAS 142 on a prospective basis as of September 1, 2001. As a result, the Company discontinued the amortization of goodwill as of August 31, 2001.

General Overview

Horizon Health Corporation is a diversified healthcare services provider. The Company has grown both internally and through acquisitions, increasing both the variety of its contract services and the number of its contracts. The Company is (i) a contract manager of mental health and physical rehabilitation clinical programs offered by general acute care hospitals in the United States, (ii) a provider of specialized temporary nurse staffing services for general hospitals, and (iii) a provider of employee assistance programs and behavioral healthcare services to businesses and managed care organizations. At August 31, 2003, Horizon had 107 mental health program management contracts and 35 physical rehabilitation program management contracts relating to hospitals located in 37 states; 113 CQI+ mental health outcomes measurement contracts; and 1,160 contracts to provide employee assistance programs and managed care mental health services covering in excess of 3.3 million lives. During the year ended August 31, 2003, Horizon's ProCare One Nurses subsidiary provided, on a monthly average, nurses to over 100 general acute care hospitals primarily located in California and Michigan.

The Company plans to enhance its position as the leader (based on market share) in the contract management of mental health programs and its growing position in the contract management of physical rehabilitation programs by further expanding the range of services that it offers to its client hospitals and the continuum of care it provides. A significant challenge in marketing mental health and physical rehabilitation clinical management contracts is overcoming the initial reservations that many hospital administrators have with outsourcing key clinical services. The Company believes its expertise in working with hospital administrators, its reputation in the industry and its existing hospital contractual relationships provide it with a significant advantage in marketing new contracts. The Company also believes it has opportunities to cross-sell management services of mental health and physical rehabilitation programs to client hospitals. With the June 13, 2002 acquisition of ProCare One Nurses, the Company expanded its hospital services offerings. In addition, the Company capitalizes on its expertise in managing the delivery of mental health services by directly offering employee assistance programs and managed behavioral healthcare services to managed care organizations and employers. The Company believes it is strategically sized to deliver national programs, while providing local, individualized service to both employers and health plans and to their respective employees or members.

Acquisitions

See Note 4, "Acquisitions" to the Notes to Consolidated Financial Statements included elsewhere herein for a discussion of the Company's acquisition activity.

Segments

See Note 14, "Segment Information" to the Notes to the Consolidated Financial Statements included elsewhere herein for a discussion of the Company's current four reportable business segments. Previously the Company had a fifth business segment, which during the fiscal periods of its existence, had comprised less than five percent (5%) of its consolidated revenue and operating profit. The Company had developed and began to market in fiscal 1999 its proprietary PsychScope Research Services, which were based on de-identified patient outcomes measurement data collected in the Company's CQI+ Outcomes Measurement System since 1994. The PsychScope Research Services allowed pharmaceutical product marketers and researches to access "real world" information on the use of key drugs within behavioral healthcare. The market for these PsychScope database, outcomes and Phase IV clinical research services is a limited market that is highly competitive; therefore, the Company has decided to no longer pursue such business.

Revenues

Contract Management Services (Horizon Mental Health Management and Specialty Rehabilitation Management)

The fees received by the Company for its services under management contracts are paid directly by its client hospitals. Generally, contract fees are paid on a monthly basis. The client hospitals receive reimbursement under Medicare or Medicaid programs or payments from insurers, self-funded benefit plans or other third-party payors for the mental health and physical rehabilitation services provided to patients of the programs managed by the Company. As a result, the availability and amount of such reimbursement, which are subject to change, impacts the decisions of general acute care hospitals regarding whether to offer mental health and physical rehabilitation services pursuant to management contracts with the Company, as well as whether to continue such contracts (subject to contract termination provisions) and the amount of fees to be paid thereunder.

The primary factors affecting revenues in a period are the number of management contracts with treatment programs in operation in the period and the scope of services covered by each such management contract. The Company provides its management services under contracts with terms generally ranging from three to five years. Each contract is tailored to address the differing needs of each client hospital and its community. The Company and the client hospital determine the programs and services to be offered by the hospital and managed by the Company, which may consist of one or more mental health or physical rehabilitation treatment programs offering inpatient, partial hospitalization, and/or outpatient services. Under the contracts, the hospital is the actual provider of the mental health or physical rehabilitation services and utilizes its own facilities (including beds for inpatient programs), nursing staff and support services (such as medical ancillaries, billing, dietary and housekeeping) in connection with the operation of its programs with the Company providing clinical, operating and compliance management staff and expertise. As the Company expanded the breadth of treatment programs it offers to hospitals, it increased the number of contracts that included management of multiple treatment programs.

The Company has increased revenues through acquisitions and through internal growth, as well as by adding services, price escalators and increasing volumes at existing contract locations. The increase in contract revenue has primarily been due to the increased range of services offered per contract. For the Company's mental health segment, additional contracts have resulted from the increased demand for geropsychiatric services as general hospitals have sought to enter this market. An additional factor favorably affecting revenues has been the Company's pricing policy of establishing a minimum direct margin threshold for its management contracts.

The Company through its mental health contract management segment also provides mental health outcomes measurement services primarily to acute care hospital-based programs and free standing psychiatric hospitals. The contracts for outcomes measurement services are generally for one to two years with an automatic renewal provision. The rates for the outcomes measurement services are negotiated based on the range of services provided and the number of patients and are generally paid on a monthly basis.

Specialized Temporary Nurse Staffing Services

The Company's acquisition of ProCare, in June 2002, expanded the Company's operations in healthcare services by entering into the specialized temporary nurse staffing industry. The Company provides an on-call, twenty-four hour per day, seven days a week, specialized temporary nurse staffing service to hospitals with a focus on the labor & delivery, neonatal, ICU, and emergency room areas. The fees received by the Company for its services related to specialized temporary nurse staffing services are paid directly by its client hospitals. Generally, temporary nurse-staffing fees are determined by the number of hours worked and are billed and paid on a weekly basis. Hourly rates vary based on the specialty of nurse required, day of the week, and time of shift to be filled. Fees are generally billed based on predetermined rates as specified in a fee schedule with the client hospital. As of August 31, 2003, ProCare provided, on a monthly average, in excess of 500 nurses to more than 100 client hospitals. Revenues are recognized in the month in which services are rendered, at the estimated net realizable amounts.

Employee Assistance Programs and Managed Behavioral healthcare Services

Through its subsidiary Horizon Behavioral Services ("HBS"), the Company offers an array of behavioral healthcare products to corporate clients, self-funded employer groups, insurance companies, commercial HMO and PPO plans, government agencies, and third-party administrators. Revenues are derived from employee assistance program services ("EAP"), administrative services only services, and at risk managed behavioral health services. Generally fees are paid on a monthly basis.

Revenues from EAP contracts are typically based on a specified fee per month per employee based on the range and breadth of services provided to the employer, which may include work life services (including child and elder care consultation), referral resource and critical incident debriefings and intervention, and the method(s) in which those services are provided. Each plan is specifically designed to fulfill the clients' needs.

Revenues for administrative services only contracts relate to the administration of behavioral health benefits and are dependent upon the number of contracts and the services provided. Fees are usually a case rate or a per member per month fee applied to the number of eligible members. The client remains financially liable for direct cost associated with providing the medical services. The client is able to benefit from the Company's expertise in clinical case management, the behavioral health professionals employed by the Company, the independent healthcare providers contracted by the Company at favorably discounted rates and the administrative efficiencies provided by the Company.

Revenues derived from at risk managed behavioral healthcare services are primarily affected by the scope of behavioral health benefits provided and the number and type of members covered. Fees are based on a per member per month fee applied to the number of eligible members. The rate is dependent upon the benefit designs and actuarially determined anticipated utilization of the customer's covered members. The Company is responsible for the cost of the medical services provided to the members under these contracts.

The Company-owned clinics operated in the state of Florida derive income from counseling and therapy services rendered, including providing services to patients who are employees of customers under various EAP or managed care contracts.

Operating Expenses

In addition to the respective primary expense factors described below, other operating expenses generally incurred by each of the Company's business segments include items such as training, continuing professional education and credentialing services, marketing costs and expenses, consulting, accounting and legal fees and expenses, employee recruitment and relocation expenses, rent, utilities, telecommunications costs, and property taxes, as well as bad debt expense.

Contract Management Services (Horizon Mental Health Management and Specialty Rehab Management)

The primary factors affecting operating expenses for the Company's contract management business in any period is the number of programs in operation in the period and the volume of patients at those locations. Operating expenses consist primarily of salaries and benefits paid to program management, clinicians, therapists and supporting personnel. Mental health programs managed by the Company generally have a program director who is usually a psychologist or a social worker, a community education manager and additional social workers or therapists as needed. Physical rehabilitation programs managed by the Company generally have a program director and additional clinical staff tailored to meet the needs of the program and the client hospital, which may include physical and occupational therapists, a speech pathologist, a social worker and other appropriate supporting personnel. In addition, for both types of programs the Company contracts with a medical director on an independent contractor basis under which on-site administrative and clinical oversight services needed to administer the program are provided. The nursing staff is typically provided and employed by the hospital.

Specialized Temporary Nurse Staffing Services

The primary factor affecting operating expenses for the Company's specialized temporary nurse staffing business in any period is the number of shifts filled in the period and the mix of wage rates, including overtime, for the placed nurses. Operating expenses consist primarily of salaries and benefits paid to the Company's nursing pool.

Employee Assistance Programs and Managed Behavioral Healthcare

Operating expenses for the Company's employee assistance programs and managed behavioral healthcare services are primarily comprised of medical claims from clinical providers and salaries and benefits for its clinical, operations and supporting personnel. Medical claims include payments to independent healthcare professionals providing services to the covered enrollees under the employee assistance programs and the managed behavioral healthcare contracts offered by the Company.

Results of Operations

The following table sets forth for the fiscal years ended August 31, 2003, 2002 and 2001, the percentage relationship to total revenues of certain costs, expenses and income, and the number of management contracts and covered lives at the end of each fiscal year.

	Fiscal Years Ended August 31,		
	2003	2002	2001
Revenues	**100.0%**	100.0%	100.0%
Cost of services	**78.4**	76.7	72.8
Gross profit	**21.6**	23.3	27.2
Selling, general and administrative	**10.9**	10.9	13.2
Provision for (recovery of) doubtful accounts	**(0.4)**	0.2	1.3
Depreciation and amortization	**1.5**	2.0	3.5
Income from operations	**9.6**	10.2	9.2
Interest and other income (expense), net	**(0.2)**	(0.1)	(0.3)
Income before income taxes	**9.4**	10.1	8.9
Income tax provision	**3.6**	3.9	3.6
Net income	**5.8%**	6.2%	5.3%
Number of management contracts, end of year	**142**	142	138
Covered lives (000's), end of year	**3,327**	2,349	2,209

Fiscal Year Ended August 31, 2003 Compared to Fiscal Year Ended August 31, 2002

Revenue

Total revenue increased $22.6 million, or 15.7%, to $166.3 million for the year ended August 31, 2003, as compared to $143.7 million for the year ended August 31, 2002. This increase is primarily attributable to: (1) a full year of temporary nurse staffing service revenue as a result of the acquisition of ProCare, effective June 13, 2002, (2) HBS' acquisitions of EAP International, effective November 1, 2002, and Integrated Insights on July 1, 2003, and (3) a full year of revenue for a significant HBS' managed care contract which commenced April 1, 2002. Specialty Rehab Management also experienced an increase in revenue due to an increase in the number of average locations in operation and in the average revenue per location. The increases were partially offset by a decrease in Horizon Mental Health Management revenue resulting from a decrease in the average number of locations in operation.

Horizon Mental Health Management. Revenue associated with the contract management of mental health programs decreased by $4.5 million, or 5.5%, to $76.7 million for the year ended August 31, 2003, as compared to $81.2 million for the year ended August 31, 2002. This decrease was primarily attributable to the decline in the average number of psychiatric locations in operation from 112.9 for the fiscal year ended August 31, 2002 to 105.7 for the fiscal year ended August 31, 2003, as well as a decrease in psychiatric partial hospitalization programs in operation from 31 for the fiscal year ended August 31, 2002 to 25 for the fiscal year ended August 31, 2003.

Specialty Rehab Management. Revenue associated with the contract management of physical rehabilitation services increased by $2.3 million, or 15.2%, to $17.4 million for the year ended August 31, 2003, as compared to $15.1 million for the year ended August 31, 2002. This increase was primarily attributable to the increase in the average number of physical rehabilitation locations in operation from 20.7 for the year ended August 31, 2002 to 22.4 for the year ended August 31, 2003, as well as a 6.5% increase in average revenue per location.

ProCare One Nurses. Revenue associated with specialized temporary nurse staffing services was $22.2 million for the year ended August 31, 2003, as compared to $5.3 million for the year ended August 31, 2002. The Company entered into this business segment with the acquisition of ProCare effective June 13, 2002.

Horizon Behavioral Services. Revenue associated with the employee assistance program and managed behavioral healthcare services increased by $7.8 million, or 19.2%, to $48.5 million for the year ended August 31, 2003, as compared to $40.7 million for the year ended August 31, 2002. Increases of $4.7 million and $800,000, respectively, were attributable to the acquisition of EAP International on November 1, 2002 and Integrated Insights on July 1, 2003. A $5.5 million increase resulted from the commencement of a significant managed care contract on April 1, 2002. These increases were partially offset by a decrease of $3.3 million attributable to the termination of a significant managed care contract on December 31, 2002.

Other Services. Revenue associated with other services increased by $300,000, or 19.0%, to $1.9 million for the year ended August 31, 2003, as compared to $1.6 million for the year ended August 31, 2002. This increase is primarily attributable to a higher level of PsychScope Phase IV project activity.

Cost of Services

Total costs of services provided increased $20.1 million, or 18.2%, to $130.4 million for the year ended August 31, 2003, compared to $110.3 million for the year ended August 31, 2002. This increase is primarily attributable to the increased operations resulting from the acquisitions described above, i.e. EAP International and Integrated Insights, and the first full year of operations for ProCare One Nurses. Specialty Rehab Management also experienced a rise in costs as a result of its increase in the average number of locations in operation. These increases were partially offset by a decrease in cost of services in the Company's HMHM subsidiary resulting from the decrease in the average number of locations in operation. As a net result, and also due to change in the percentage of differing margins of the business mix, as a percent of revenue, gross profits decreased to 21.6% for the year ended August 31, 2003 from 23.3% for the year ended August 31, 2002.

Horizon Mental Health Management. Cost of services provided associated with contract management of mental health programs decreased by $4.4 million, or 7.9%, to $51.2 million for the year ended August 31, 2003, compared to $55.6 million for the year ended August 31, 2002. This decrease was primarily attributable to the decline in the average number of psychiatric locations in operation. As a percent of revenue, gross profits increased to 33.2% for the year ended August 31, 2003 from 31.5% for the year ended August 31, 2002.

Specialty Rehab Management. Cost of services provided associated with contract management of physical rehabilitation services increased by $1.8 million, or 16.1%, to $13.0 million for the year ended August 31, 2003, compared to $11.2 million for the year ended August 31, 2002. The increase was primarily due to a rise in salary and benefits costs per full time equivalent employee between the periods and an increase in full time equivalent employees necessary to staff several newly opened unit locations, as reflected in the increase in the average number of locations in operation. As a percent of revenue, gross profits decreased to 25.0% for the year ended August 31, 2003 from 26.1% for the year ended August 31, 2002.

ProCare One Nurses. Cost of services provided associated with specialized temporary nurse staffing services was $20.0 million for the year ended August 31, 2003, as compared to $4.7 million for the year ended August 31, 2002, primarily due to the year ended August 31, 2003 being the Company's first full year of operations in this segment. As a percent of revenue, gross profits were 9.7% for the year ended August 31, 2003 as compared to 11.0% for the 2.6 months included in the year ended August 31, 2002.

Horizon Behavioral Services. Cost of services provided associated with employee assistance program and managed behavioral healthcare services increased by $8.0 million, or 21.7%, to $44.9 million for the year ended August 31, 2003, as compared to $36.9 million for the year ended August 31, 2002. A $3.5 million increase was attributable to a net increase in medical claims expense associated with the addition of the managed behavioral healthcare contract described above. An additional $4.2 million increase was the result of the acquisitions of EAP International and Integrated Insights. A $1.0 million increase in the medical claims expense was the result of an increase in existing client utilization and costs per unit of service. As a percent of revenue, gross profits decreased to 7.4% for the year ended August 31, 2003 from 9.2% for the year ended August 31, 2002.

Other Services. Costs of services provided associated with other services decreased by $500,000, or 25.0%, to $1.5 million for the year ended August 31, 2003. This compares to $2.0 million for the year ended August 31, 2002, which included higher costs associated with Phase IV PsychScope projects.

Selling, General and Administrative

Total selling, general, and administrative expenses, on a net basis, increased $2.4 million, or 15.3%, to $18.1 million for the year ended August 31, 2003, compared to $15.7 million for the year ended August 31, 2002. Salaries, wages and benefits increased approximately $700,000, or 7.5%, for the year ended August 31, 2003 as compared to the year ended August 31, 2002. Commissions increased $320,000 over the same period primarily due to an increase in new contract signings for Specialty Rehab Management, as well as a significant new contract for HMHM. Legal fees and legal settlements (net) increased approximately $770,000 when compared to the same period last year. Primary reasons for this increase include compliance efforts related to HIPAA as well as an increase in estimates for actual and projected legal claims and settlements and related expenses that were and/or may be incurred related to the current fiscal year.

Provision for Doubtful Accounts

The provision for doubtful accounts expense for the year ended August 31, 2003 was a net recovery of $615,000 representing a decrease of $909,000 as compared to a net expense of $294,000 for the year ended August 31, 2002. The net recovery is primarily the result of receiving payments related to old receivables, net of legal costs, for amounts expensed in prior periods. This includes the complete recovery of $720,324 in a receivable from a hospital that declared bankruptcy in 1998, of which $600,727 was recorded as a bad debt recovery.

Depreciation and Amortization

Depreciation and amortization expenses for the year ended August 31, 2003 were $2.6 million representing a decrease of $200,000 or 7.1% as compared to depreciation and amortization expense of $2.8 million for the year ended August 31, 2002. As a result of the Company's limited capital expenditure requirements, depreciation associated with the acquisition of the National Support Center (NSC) and other assets acquired during the period did not exceed a reduction in depreciation associated with items becoming fully depreciated, thereby resulting in the decrease.

Interest and Other Income (Expense), Net

Interest expense, interest income and other income for the year ended August 31, 2003 was a net expense of $296,000 as compared to $110,000 in net expense for the year ended August 31, 2002. This net change is primarily the result of an increase in interest expense of $168,000 related to the increase in the weighted average principal balance outstanding under the credit facility between the periods. The weighted average outstanding credit facility balance for the twelve months ending August 31, 2003 was $10.3 million with an ending balance of $14.0 million. The weighed average outstanding credit facility balance for the corresponding period in the prior fiscal year was $5.1 million with an ending balance of $10.0 million.

Income Tax Expense

Income tax expense for fiscal year 2003 was $6.0 million representing an increase of $400,000 or 7.1 %, as compared to income tax expense of $5.6 million for the prior fiscal year. The increase in income tax expense was largely due to a corresponding increase in pre-tax earnings. The effective tax rate for fiscal years 2003 and 2002 was 38.7%.

Fiscal Year Ended August 31, 2002 Compared to Fiscal Year Ended August 31, 2001

Revenue

Total revenue increased $16.0 million, or 12.5%, to $143.7 million for the year ended August 31, 2002, as compared to $127.7 million for the year ended August 31, 2001. This increase is primarily attributable to the increase in Horizon Behavioral Services revenue due to the commencement of a significant managed care contract on April 1, 2002, the acquisition of OHCA on August 1, 2001, and a significant increase in the number of covered lives under an existing managed care contract. In addition, revenue increased in the temporary nurse-staffing segment as a result of the acquisition of ProCare, effective June 13, 2002, and in Specialty Rehab Management due to an increase in the number of average locations in operation.

Horizon Mental Health Management. Revenue associated with contract management of mental health programs was essentially level, on a net basis, at $81.2 million for the year ended August 31, 2002 and 2001. Included was an increase of $3.9 million for the year ended August 31, 2002, as compared to the year ended August 31, 2001, primarily due to the acquisition of the contracts of PHM effective October 1, 2001. This increase was offset by a decrease in revenue primarily attributable to the decline in the number of average inpatient psychiatric locations in operation (exclusive of acquired PHM contracts) from 107 for the fiscal year ended August 31, 2001 to 103 for the fiscal year ended August 31, 2002, as well as a decrease in psychiatric partial hospitalization programs in operation from 40 for the fiscal year ended August 31, 2001 to 31 for the fiscal year ended August 31, 2002.

Specialty Rehab Management. Revenue associated with the contract management of physical rehabilitation services increased by $1.6 million, or 11.9%, to $15.1 million for the year ended August 31, 2002, as compared to $13.5 million for the year ended August 31, 2001. This increase was primarily attributable to the increase in the average revenue per location from $681,000 for the year ended August 31, 2001, to $729,000 for the year ended August 31, 2002, as well as an increase in the average locations in operation from 20 for the year ended August 31, 2001 to 21 for the year ended August 31, 2002.

ProCare One Nurses. Revenue associated with the specialized temporary nurse staffing services was $5.3 million for the year ended August 31, 2002 representing 2.6 months of operation. The Company entered into this business segment with the acquisition of ProCare One Nurses, LLC on June 13, 2002.

Horizon Behavioral Services. Revenue associated with employee assistance program and managed behavioral healthcare services increased by $8.6 million, or 26.8%, to $40.7 million for the year ended August 31, 2002, as compared to $32.1 million for the year ended August 31, 2001. Of this increase, $3.7 million was attributable to the commencement of a significant managed care contract on April 1, 2002, $3.8 million was attributable to the acquisition of OHCA on August 1, 2001 and $1.1 million was attributable to an increase of 26,000 covered lives under an existing managed care contract.

Other Services. Revenue associated with other services increased by $600,000, or 52.5%, to $1.6 million for the year ended August 31, 2002, as compared to $1.0 million for the year ended August 31, 2001. This increase is primarily attributable to the commencement of two significant PsychScope Phase IV projects during the year ended August 31, 2002, as well as a full year for a significant PsychScope Phase IV project which commenced in August 2001.

Cost of Services

Total costs of services provided increased $17.4 million, or 18.7%, to $110.3 million for the year ended August 31, 2002, compared to $92.9 million for the year ended August 31, 2001. As a percent of revenue, gross profits decreased to 23.3% for the year ended August 31, 2002 from 27.2% for the year ended August 31, 2001, primarily attributable to the mix of revenues, i.e. a higher percentage of total revenues attributable to the Company's lower margin HBS and ProCare subsidiaries.

Horizon Mental Health Management. Costs of services provided associated with the mental health contract management business segment increased by $1.2 million, or 2.2%, to $55.6 million for the year ended August 31, 2002, compared to $54.4 million for the year ended August 31, 2001. This nominal increase was primarily attributable to normal increases in salaries and benefits, purchased services and other operating expenses. As a percent of revenue, the mental health contract management business segment's gross profits decreased to 31.5% for the year ended August 31, 2002 from 33.0% for the year ended August 31, 2001 as a result of the slight increase in cost of services mentioned above.

Specialty Rehab Management. Costs of services provided associated with contract management of physical rehabilitation services increased by $1.5 million, or 15.5%, to $11.2 million for the year ended August 31, 2002, compared to $9.7 million for the year ended August 31, 2001. Salaries and benefits for the fiscal year ended August 31, 2002 were $8.2 million, representing an increase of $1.0 million or 13.9%, as compared to salaries and benefits of $7.2 million for the fiscal year ended August 31, 2001. This increase is primarily due to the contract openings during fiscal year 2002 with higher staffing levels than previous contracts. In addition, increased travel, meals and consulting contributed to the overall increase in cost of services. As a percent of revenue, gross profits decreased to 26.1% for the year ended August 31, 2002 from 27.7% for the year ended August 31, 2001.

ProCare One Nurses. Costs of services provided associated with the specialized temporary nurse staffing services was $4.7 million for the year ended August 31, 2002. The Company entered into this business segment with the acquisition of ProCare One Nurses, LLC effective June 13, 2002. As a percent of revenue, gross profits were 11.0% for the 2.6 months included in the year ended August 31, 2002.

Horizon Behavioral Services. Costs of services provided associated with employee assistance program and managed behavioral healthcare services increased by $8.8 million, or 31.3%, to $36.9 million for the year ended August 31, 2002, compared to $28.1 million for the year ended August 31, 2001. An increase of $3.3 million was primarily attributable to the additional OHCA business acquired effective August 1, 2001 and $4.2 million from the commencement of a significant managed care contract, which had greater than expected utilization. An additional $1.0 million increase was the result of an increase in existing client claims due to a 16.6% increase in the average cost per inpatient day and a 7.9% increase in inpatient days. As a percent of revenue, gross profits decreased to 9.2% for the year ended August 31, 2002 from 12.5% for the year ended August 31, 2001.

Other Services. Costs of services provided associated with other services increased by $1.2 million, or 146.5%, to $2.0 million for the year ended August 31, 2002, compared to $819,000 for the year ended August 31, 2001. This increase was primarily attributable to costs associated with three significant Phase IV PsychScope projects.

Selling, General and Administrative

Total selling, general, and administrative expenses, on a net basis, decreased $1.1 million, or 6.5%, to $15.7 million for the year ended August 31, 2002, compared to $16.8 million for the year ended August 31, 2001, in spite of an approximate $500,000 or 5.3% increase in salaries and benefits. A decrease of $1.7 million or 27.9% in other expenses between fiscal years was primarily attributable to three components. Legal settlement expenses decreased $760,000 due to a decrease in expenses incurred and for estimates for actual and projected legal claims and settlements and related expenses that were incurred or anticipated versus the prior fiscal year. Other operating expenses decreased $450,000 primarily due to the termination of a computer software development project that occurred in fiscal year 2001. Printing decreased $330,000 for the fiscal year 2002, as compared to fiscal year 2001, due to sourcing materials at lower costs as well as to lower usage.

Provision for Doubtful Accounts

The provision for doubtful accounts expense for the fiscal year ended August 31, 2002 was $294,000, representing a lower expense amount of $1.5 million as compared to $1.8 million for the prior fiscal year. The higher expenses in fiscal year 2001 were primarily the result of accruals recorded in the prior period for the outstanding balances related to several contract management agreements in which the contract had terminated, litigation was being pursued and/or the hospital had failed or was expected to fail soon. In addition, recoveries totaling $373,000 related to balances reserved in prior fiscal years for 4 terminated management contracts were received during the year ended August 31, 2002.

Depreciation and Amortization

Depreciation and amortization expenses for fiscal year 2002 were $2.8 million representing a decrease of $1.7 million or 37.8% as compared to depreciation and amortization expense of $4.5 million for fiscal year 2001. $1.4 million of this decrease is due to the Company's adoption of SFAS 141 and SFAS 142 which addresses the initial recognition and measurement and the subsequent accounting and reporting for goodwill and other intangible assets. As a result of the implementation of these new standards, the Company discontinued the amortization of goodwill as of September 1, 2001. A decrease in amortization expense of $263,000 resulted from the completion of contract valuation amortization for contracts that are now fully amortized. This

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which the Company cannot reasonably predict the amount(s) or timing of future payments, if any. See Note 13 "Commitments and Contingencies" to the Consolidated Financial Statements of the Company included elsewhere herein.

Inflation

The Company's multi-year contracts, which typically include its management contracts and behavioral health contracts, generally provide for annual adjustments in the Company's fees based upon various inflation indexes, thus mitigating the effect of inflation. During the periods covered by this annual report, inflation has had no significant effects on the Company's business.

Critical Accounting Policies and Estimates

This discussion should be read in conjunction with Note 2 "Significant Accounting Policies and Estimates" in Notes to Consolidated Financial Statements included elsewhere herein which describes in more detail the Company's significant accounting policies and estimates.

The Consolidated Financial Statements and accompanying Notes have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, with the exception of the Company's adoption of FAS 141 and FAS 142 effective September 1, 2001, as described in Note 10, "*Goodwill and Other Intangible Assets*" included elsewhere herein. The preparation of these financial statements requires the use of estimates, judgements and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. The Company's senior management has discussed the critical accounting estimates with the Company's audit committee.

The Company continually evaluates its accounting policies and the estimates it uses to prepare the consolidated financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other sources and assumptions that are believed to be reasonable under the facts and circumstances. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made, and
- changes in the estimate, or the use of different estimating methods that could have been selected, could have a material impact on the Company's consolidated results of operations or financial condition.

The following presents information about the Company's most critical accounting estimates.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowance are amounts past due, in dispute, or a client that the Company believes might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, the Company increases the allowances for doubtful accounts by recording additional expense. Legal fees expended in the pursuit of the outstanding amounts are considered "recovered" prior to the reversal of any previously written off bad debt.

Medical Claims

Medical claims payable represents the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed behavioral healthcare business. The IBNR portion of medical claims payable is estimated based upon authorized healthcare services, past claims payment experience for member groups, enrollment data, utilization statistics and other factors using both accounting and actuarial methodologies. Although variability is inherent in such estimates, management believes the recorded liability for medical claims payable is adequate. Medical claim payable balances are monitored and reviewed monthly and actuarially certified, by an independent third party actuarial firm, on an annual basis. Changes in assumptions for care costs caused by changes in actual or expected experience could cause these estimates to change significantly. Reserves for these liabilities at August 31, 2003 and 2002 were $2.8 million and $3.3 million, respectively. A 10% increase in the assumed utilization of healthcare services would reduce net income by $1.4 million after tax on an annualized basis. This charge would impact the Company's HBS segment.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired, net of liabilities assumed. Intangibles consist of the separately identifiable intangibles, such as contract valuations, non-competes and trade names. At August 31, 2003, goodwill and intangible assets represented 73% of total assets and exceed in amount the Company's net worth. Contract valuations represent the fair value of management contracts and service contracts purchased and are being amortized using the straight–line method over seven years. Other intangibles are being amortized over their expected useful lives. Per the provisions of SFAS No. 142, the Company performs an annual goodwill impairment review, for each business segment as defined in Note 10 "*Goodwill and Other Intangible Assets*" to the Consolidated Financial Statements, in the third quarter of each fiscal year or when events or changes in circumstances indicate the carrying value may not be recoverable. Indicators the Company consider important which could trigger an impairment review include, without limitation, (i) significant under-performance or loss of key contracts acquired in an acquisition relative to expected historical or projected future operating results; (ii) significant changes in the use of the acquired assets or the strategy of the Company as to the manner of the acquired assets or the strategy of the Company's overall business; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in the Company's stock price for a sustained period; and (vi) regulatory changes. In assessing the recoverability of the Company's goodwill and intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The fair value of the asset could be different using different estimating methods and assumptions in these valuation techniques resulting in a possible impairment of the intangible assets and/or goodwill, or alternatively an acceleration in amortization expense may result. An impairment charge would reduce operating income in the period it was determined that the charge was needed. As a result of the May 31, 2003 impairment testing, no impairment adjustments were deemed necessary.

Reserves for Employee Health Benefits

This reserve represents an accrual for estimated health benefit claims incurred, but unpaid or not reported. The accrual is based on a number of factors including historical experience, industry trends and recent claims history and are subject to ongoing revision as conditions might change and as new data may be presented. In estimating the liability for claims, the Company obtains an estimate from an independent third party actuarial firm, which calculates an estimate using historical experiences and estimates of claim costs as well as numerous assumptions regarding factors relevant to the derivation of an estimate of future claim costs. Reserves for these liabilities at August 31, 2003 and 2002 were $1,066,314 and $785,000 respectively. Reserve estimates are expected values of the amounts required to pay claims reported or incurred through August 31, 2003 and includes a reasonable additional reserve to account for a possible adverse deviation from the expected values estimated.

Self Insurance Reserves

This reserve represents an accrual for certain general and professional liability claims filed and for claims incurred, but not reported. Estimates of the aggregate or portions of claims pursuant to the Company's self-insurance retentions, and liability for uninsured claims incurred, are determined by using actuarial assumptions followed in the insurance industry and historical experience. In estimating the liability for claims, the Company obtains an estimate from an independent third party actuarial firm, which calculates an estimate using historical experiences and estimates of claim costs as well as numerous assumptions regarding factors relevant to the derivation of an estimate of future claim costs. Reserves for these liabilities at August 31, 2003 and 2002 were $1,086,000 and $727,320. Reserve estimates are expected values of the amounts required to pay claims reported or incurred through August 31, 2003 and include a reasonable additional reserve to account for a possible adverse deviation from the expected values estimated.

Quantitative and Qualitative Disclosures About Market Risk

In its normal operations, the Company has market risk exposure to interest rates due to its interest bearing debt obligations, which were entered into for purposes other than trading purposes. To manage its exposure to changes in interest rates, the Company uses both variable rate debt and fixed rate debt of short duration with maturities ranging from 30 to 180 days. The Company has estimated its market risk exposure using sensitivity analyses assuming a 10% change in market rates.

At August 31, 2003, the Company had $14.0 million of debt obligations outstanding with a weighted average interest rate of 3.46%. A hypothetical 10% change in the effective interest rate for these borrowings, assuming debt levels as of August 31, 2003, would change interest expense by approximately $48,000 annually. This change amount would be funded out of cash flows from operations, which were approximately $13.5 million for the twelve months ended August 31, 2003.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this report, other reports, filings with the Commission, press releases, conferences, or otherwise, are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or words or phrases of similar meaning. Such statements involve risks, uncertainties or other factors which may cause actual results to differ materially from the future results, performance or achievements expressed or implied by such forward looking statements. Certain risks, uncertainties and other important factors are detailed in this report and will be detailed from time to time in reports filed by the Company with the Commission, including Forms 8-K, 10-Q, and 10-K, and include, among others, the following: general economic and business conditions which are less favorable than expected; unanticipated changes in industry trends; decreased demand by general hospitals for the Company's services; the Company's inability to retain existing management contracts or to obtain additional contracts or maintain customer relationships; adverse changes in reimbursement to general hospitals by Medicare or other third-party payers for costs of providing mental health or physical rehabilitation or nursing; adverse changes to other regulatory requirements relating to the provision of mental health or physical rehabilitation or nursing services; adverse consequences of investigations by governmental regulatory agencies; adverse judgements rendered in the qui tam lawsuits pending against the Company; fluctuations and difficulty in forecasting operating results; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully integrate acquired businesses on a cost effective basis; heightened competition, including specifically the intensification of price competition; the entry of new competitors and the development of new products or services by new and existing competitors; changes in business strategy or development plans; inability to carry out marketing and sales plans; business disruptions; liability and other claims asserted against the Company; loss of key executives; the ability to attract and retain qualified personnel; adverse publicity; demographic changes; and other factors referenced or incorporated by reference in this report and other reports or filings with the Commission. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor may cause actual results to differ materially from those contained in any forward looking statements. These forward-looking statements represent the estimates and assumptions of management only as of the date of this report. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

	August 31, 2003	August 31, 2002
CURRENT ASSETS:		
Cash and cash equivalents	**$ 1,972,646**	$ 4,035,560
Accounts receivable less allowance for doubtful accounts of $1,511,876 and $1,718,530 at August 31, 2003 and 2002, respectively	**14,822,144**	13,376,983
Prepaid expenses and supplies	**628,160**	509,601
Other receivables	**382,016**	210,907
Other assets	**757,592**	695,344
Income taxes receivable	**628,422**	301,288
Deferred taxes	**2,058,828**	2,521,521
TOTAL CURRENT ASSETS	**21,249,808**	21,651,204
Property and equipment, net	**5,849,832**	1,772,879
Goodwill, net of accumulated amortization of $7,263,000 at August 31, 2003 and 2002, respectively	**70,769,863**	65,241,477
Contracts, net of accumulated amortization of $4,967,533 and $10,657,098 at August 31, 2003 and 2002, respectively	**3,622,210**	3,145,605
Other intangibles, net of accumulated amortization of $189,902 and $20,833 at August 31, 2003 and 2002, respectively	**490,252**	279,167
Other non-current assets	**346,743**	495,043
TOTAL ASSETS	**$ 102,328,708**	$ 92,585,375
CURRENT LIABILITIES:		
Accounts payable	**$ 2,474,281**	$ 1,476,635
Employee compensation and benefits	**6,586,861**	6,768,203
Medical claims payable	**2,813,470**	3,298,773
Accrued expenses and unearned revenue	**8,125,920**	7,208,906
TOTAL CURRENT LIABILITIES	**20,000,532**	18,752,517
Other non-current liabilities	**1,430,668**	1,115,628
Long term debt	**14,000,000**	10,000,000
Deferred income taxes	**3,105,946**	1,983,743
TOTAL LIABILITIES	**38,537,146**	31,851,888
Commitments and contingencies (Note 13)	**–**	–
STOCKHOLDERS' EQUITY:		
Preferred stock, $.10 par value, 500,000 shares authorized; none issued or outstanding	**–**	–
Common stock, $.01 par value, 40,000,000 shares authorized; 7,267,750 shares issued and 5,336,545 shares outstanding at August 31, 2003, and 7,267,750 shares issued and 5,468,547 outstanding at August 31, 2002	**72,678**	72,678
Additional paid-in capital	**20,975,233**	20,278,568
Retained earnings	**59,915,318**	51,877,878
Treasury stock	**(17,171,667)**	(11,495,637)
	63,791,562	60,733,487
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 102,328,708**	$ 92,585,375

See accompanying notes to consolidated financial statements.

	Years Ended August 31, 2003	2002	2001
Revenue	**$ 166,340,336**	$ 143,721,100	$ 127,659,827
Cost of services	**130,384,146**	110,299,948	92,919,642
Gross profit	**35,956,190**	33,421,152	34,740,185
Selling, general and administrative	**18,062,433**	15,680,619	16,774,954
Provision for doubtful accounts	**(614,784)**	293,718	1,763,984
Depreciation and amortization	**2,581,245**	2,778,445	4,510,424
Operating income	**15,927,296**	14,668,370	11,690,823
Other income (expense):			
Interest expense	**(401,306)**	(233,645)	(638,398)
Interest income and other	**105,612**	123,430	266,727
Income before income taxes	**15,631,602**	14,558,155	11,319,152
Income tax provision	**6,049,360**	5,634,006	4,528,510
Net income	**$ 9,582,242**	$ 8,924,149	$ 6,790,642
Earnings per common share:			
Basic	**$ 1.83**	$ 1.66	$ 1.21
Diluted	**$ 1.70**	$ 1.52	$ 1.16
Weighted average shares outstanding:			
Basic	**5,249,781**	5,385,777	5,614,566
Diluted	**5,641,618**	5,889,432	5,876,490

See accompanying notes to consolidated financial statements.

	Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Shares	Treasury Stock, at Cost	Total
Balance at August 31, 2000	7,267,750	$ 72,678	$ 19,680,700	$ 37,029,017	944,155	$ (7,090,752)	$ 49,691,643
Net income	–	–	–	6,790,642	–	–	6,790,642
Purchase of treasury stock	–	–	–	–	1,103,563	(6,143,533)	(6,143,533)
Tax benefit associated with stock options exercised	–	–	414,558	–	–	–	414,558
Employee stock purchases	–	–	–	(37,832)	(23,959)	151,076	113,244
Exercise of stock options:							
Issuance of treasury stock	–	–	–	(522,220)	(108,610)	778,462	256,242
Employee surrenders for tax payments	–	–	–	–	30,162	(124,418)	(124,418)
Balance at August 31, 2001	7,267,750	72,678	20,095,258	43,259,607	1,945,311	(12,429,165)	50,998,378
Net income	–	–	–	8,924,149	–	–	8,924,149
Tax benefit associated with stock options exercised	–	–	183,310	–	–	–	183,310
Employee stock purchases	–	–	67,586	–	(12,023)	76,819	144,405
Exercise of stock options:							
Issuance of treasury stock	–	–	(67,586)	(305,878)	(134,085)	856,709	483,245
Balance at August 31, 2002	**7,267,750**	**72,678**	**20,278,568**	**51,877,878**	**1,799,203**	**(11,495,637)**	**60,733,487**
Net income	–	–	–	**9,582,242**	–	–	**9,582,242**
Purchase of treasury stock	–	–	–	–	**656,659**	**(9,645,540)**	**(9,645,540)**
Tax benefit associated with stock options exercised	–	–	**696,665**	–	–	–	**696,665**
Employee stock purchases	–	–	**69,480**	–	**(10,774)**	**84,992**	**154,472**
Exercise of stock options:							
Issuance of treasury stock	–	–	**(69,480)**	**(1,544,802)**	**(574,277)**	**4,844,976**	**3,230,694**
Employee surrenders for tax payments	–	–	–	–	**60,394**	**(960,458)**	**(960,458)**
Balance at August 31, 2003	**7,267,750**	**$ 72,678**	**$ 20,975,233**	**$ 59,915,318**	**1,931,205**	**$ (17,171,667)**	**$ 63,791,562**

See accompanying notes to consolidated financial statements.

	Years Ended August 31,		
	2003	2002	2001
Operating activities:			
Net income	**$ 9,582,242**	$ 8,924,149	$ 6,790,642
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,581,245**	2,778,445	4,510,424
Deferred income taxes	**1,584,896**	875,706	(731,874)
Tax benefit associated with stock options exercised	**696,665**	183,310	414,558
Non-cash expenses	**(15,250)**	5,668	(20,180)
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	**(592,901)**	2,063,015	43,215
(Increase) decrease in income taxes receivable	**(327,131)**	(238,543)	554,654
(Increase) decrease in other receivables	**(184,220)**	(160,038)	86,923
(Increase) decrease in prepaid expenses and supplies	**(62,197)**	94,791	680,722
(Increase) decrease in other assets	**(271,174)**	(610,463)	168,138
Increase (decrease) in accounts payable, employee compensation and benefits, medical claims payable, and accrued expenses	**222,104**	886,343	(912,245)
Increase (decrease) in other non-current liabilities	**315,040**	(664,757)	813,567
Net cash provided by operating activities	**13,529,319**	14,137,626	12,398,544
Investing activities:			
Purchase of property and equipment	**(4,948,302)**	(726,857)	(1,494,511)
Proceeds from sale of property and equipment	**15,250**	3,791	32,601
Payment for purchase of EAP International	**(3,259,870)**	–	–
Payment for purchase of Integrated Insights	**(4,178,489)**	–	–
Payment for purchase of OHCA	**–**	–	(3,499,000)
Payment for OHCA price adjustment	**–**	(38,047)	–
Payment for purchase of contract management business	**–**	(2,900,000)	–
Payment for purchase of ProCare One Nurses	**–**	(12,149,238)	–
Net cash used in investing activities	**(12,371,411)**	(15,810,351)	(4,960,910)

See accompanying notes to the consolidated financial statements.

	Years Ended August 31,		
	2003	2002	2001
Financing activities:			
Payments on long term debt	**$ (72,900,000)**	$ (69,500,000)	$ (51,600,000)
Borrowing under lines of credit	**76,900,000**	72,600,000	43,600,000
Purchase of treasury stock	**(9,645,540)**	-	(6,143,533)
Issuance (surrenders) of treasury stock, net	**2,424,718**	627,650	169,665
Net cash provided by (used in) financing activities	**(3,220,822)**	3,727,650	(13,973,868)
Net increase (decrease) in cash and cash equivalents	**(2,062,914)**	2,054,925	(6,536,234)
Cash and cash equivalents at beginning of year	**4,035,560**	1,980,635	8,516,869
Cash and cash equivalents at end of year	**$ 1,972,646**	$ 4,035,560	$ 1,980,635
Supplemental disclosure of cash flow information			
Net cash paid (received) during the period for:			
Interest	**$ 397,405**	$ 155,713	$ 614,723
Income taxes	**$ 4,081,932**	$ 4,817,165	$ 4,397,100

	Years Ended August 31,		
	2003 [(a)]	2002 [(b)]	2001 [(c)]
Non–cash investing activities:			
Fair value of assets acquired	$ 8,886,432	$ 16,563,593	$ 4,351,970
Cash paid	(7,641,084)	(15,438,047)	(3,500,000)
Liabilities assumed	$ 1,245,348	$ 1,125,546	$ 851,970

(a) Consists of the purchase of EAP International effective November 1, 2002 and the purchase of Integrated Insights effective June 30, 2003. See Note 4.

(b) Consists of the purchase of management contracts of Perspectives Health Management Corporation effective October 1, 2001, an adjustment to the purchase price of Occupational Health Consultants of America and the purchase of ProCare One Nurses effective June 13, 2002. See Note 4.

(c) Acquisition of Occupational Health Consultants of America effective August 1, 2001. See Note 4.

See accompanying notes to the consolidated financial statements.

AUGUST 31, 2003, 2002 AND 2001

1. ORGANIZATION

Horizon Health Corporation ("the Company") is a diversified healthcare services provider. It is a leading contract manager of clinical and related services, primarily of mental health and physical rehabilitation programs, offered by general acute care hospitals in the United States. The management contracts are generally for initial terms ranging from three to five years, the majority of which have automatic renewal provisions. Through its acquisition of ProCare One Nurses ("ProCare") effective June 13, 2002, the Company also provides specialized temporary nurse staffing services to hospitals. The Company also offers employee assistance programs ("EAP") and behavioral health services under contracts to businesses and managed care organizations. The Company currently has offices in the Chicago, Illinois; Tampa, Florida; Orlando, Florida; Denver, Colorado; Philadelphia, Pennsylvania; Nashville, Tennessee; San Diego, California; Los Angeles, California; and Detroit, Michigan metropolitan areas. The Company's National Support Center is in the Dallas suburb of Lewisville, Texas.

The Company was formed in July 1989 for the purpose of acquiring all the assets of two companies. One of these companies, known as Horizon Health Management Company, had been formed in 1981 and since that time had been engaged in the mental health contract management business. The other company owned a freestanding psychiatric hospital in California. Effective March 1, 1990, the assets constituting the contract management business and the psychiatric hospital of the two companies were transferred to the Company.

Since its formation, the Company has completed 14 acquisitions, including the following five consummated in the last three fiscal years. Effective August 1, 2001, the Company acquired all of the outstanding capital stock of Occupational Health Consultants of America, Inc. ("OHCA"). OHCA has been consolidated with the Company as of August 1, 2001. Effective October 1, 2001, the Company purchased all the mental health management contracts of Perspectives Health Management Corporation ("PHM"), a wholly owned subsidiary of Legal Access Technologies, Inc. PHM has been consolidated with the Company as of October 1, 2001. Effective June 13, 2002, the Company purchased all of the membership interests of ProCare One Nurses, LLC ("ProCare"). ProCare has been consolidated with the Company as of June 13, 2002. Effective November 1, 2002, the company purchased all of the capital stock of Employee Assistance Programs International, Inc. ("EAP International"). EAP International has been consolidated with the Company as of November 1, 2002. Effective June 30, 2003, the Company purchased all of the capital stock of privately held Health and Human Resource Center, Inc., d/b/a Integrated Insights. Integrated Insights has been consolidated with the Company as of July 1, 2003 (see Note 4).

2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. The preparation of these financial statements requires the use of estimates, judgements and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The Company continually evaluates its accounting policies and the estimates it uses to prepare the consolidated financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other assumptions that are believed to be reasonable under the facts and circumstances. In the Company's opinion, the significant accounting policies most important to aid in understanding its financial results are the following:

Consolidation: The consolidated financial statements include those of the Company and its wholly owned and majority-owned subsidiaries. Investments in unconsolidated affiliated companies are accounted for on the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents: Cash and cash equivalents primarily include highly liquid investments with original maturities of three months or less when purchased. The carrying amount approximates fair value due to the short maturity of these instruments.

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses which may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowance are amounts past due, in dispute, or a client which the Company believes might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, the Company increases the allowances for doubtful accounts by recording additional expense. Legal fees expended in the pursuit of the outstanding amounts are considered "recovered" prior to the reversal of any previously written off bad debt.

Property and Equipment: Property and equipment are recorded at cost. Depreciation expense is recorded on the straight-line basis over estimated useful lives. The useful life of the building is estimated to be thirty years. The useful lives of computer hardware and software are estimated to be three years. The useful lives of furniture and fixtures, and transportation equipment are estimated to be five years. The useful life of office equipment is estimated to be three years. Building improvements are recorded at cost and amortized over the estimated useful lives of the improvements or the terms of the underlying lease whichever is shorter. Routine maintenance, repair items, and customer facility and site improvements are charged to current operations.

Accounting for Intangible Assets and Goodwill: The cost of acquired companies is allocated first to their identifiable assets based on estimated fair values, and then to goodwill. Costs allocated to identifiable intangible assets are generally amortized on a straight-line basis over the remaining estimated useful lives of the assets. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill. At August 31, 2003 and 2002, respectively, other identifiable intangible assets, net, consist of contracts (approximately $3,622,210 and $3,145,605), non-compete agreements (approximately $431,655 and $186,112) and trade names (approximately ($58,597 and $93,055). In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 141 *"Business Combinations"* ("SFAS 141") and SFAS 142 *"Goodwill and Other Intangible Assets"* ("SFAS 142"). SFAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisitions. These standards require all future business combinations be accounted for using the purchase method of accounting and goodwill not to be amortized, but instead to be subject to impairment tests at least annually. The Company elected to adopt SFAS 141 and SFAS 142 on a prospective basis as of September 1, 2001. As a result of implementing these new standards, the Company discontinued the amortization of goodwill as of August 31, 2001.

Accounting for intangible assets and goodwill requires significant estimates and judgement, especially as to: a) the valuation in connection with the initial purchase price allocation and b) the ongoing evaluation for impairment. For each acquisition, a valuation was completed to determine a reasonable purchase price allocation. Upon completion of the allocation process an amount was assigned to various identified assets including intangible assets and the remainder was assigned to goodwill. The purchase price allocation process requires estimates and judgements as to expectations for the various businesses and business strategies. For example, certain growth rates were assumed for each business. Additionally, different operating margins for each type of service offering were included in the estimates. If actual growth rates or operating margins, among other assumptions, differ significantly from the estimate and judgements used in the purchase price allocation, a possible impairment of the intangible assets and/or goodwill or an acceleration in amortization expense may result.

In addition, SFAS 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"), adopted in 2001, discontinued the amortization of goodwill and generally requires that goodwill impairment be tested annually using a two-step process. The first step is to identify a potential impairment. The second step measures the amount of the impairment loss, if any. However, intangible assets with indefinite lives are to be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset. Because of the significance of the identified intangible assets and goodwill to the Company's consolidated balance sheet, annual or interim impairment analyses are important. Changes in key assumptions about the business and its prospects, or changes in market conditions or other external factors, could result in an impairment charge and such a charge could have a material adverse effect on the Company's financial condition and results of operations.

Contracts represent the fair value of management contracts and service contracts purchased and are being amortized using the straight-line method over seven years. Other intangibles primarily includes the fair value of trade names and non-compete agreements, which are being amortized over their expected useful lives. The Company elected to conduct the annual impairment testing during its fiscal year third quarter.

Treasury Stock: The Company accounts for the treasury stock using the cost method. Gains on sales of treasury stock are credited to Additional Paid in Capital ("APIC"), losses are charged to APIC to the extent that previous net gains from sales are included therein, otherwise to retained earnings.

Medical Claims: Medical claims payable represent the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed behavioral healthcare business. The IBNR portion of medical claims payable is estimated based upon authorized healthcare services, past claims payment experience for member groups, enrollment data, utilization statistics and other factors using both accounting and actuarial methodologies. Although variability is inherent in such estimates, management believes the recorded liability for medical claims payable is adequate. Medical claim payable balances are continually monitored and reviewed. Changes in assumptions for care costs caused by changes in actual or expected utilization experience could cause these estimates to change significantly.

Reserves for Employee Health Benefits: The Company retains a significant amount of self-insurance risk for its employee health benefits. The Company maintains stop-loss insurance such that the Company's liability for health insurance is subject to certain individual and aggregate limits. Each month end the Company records an accrued expense for estimated health benefit claims incurred but unpaid or not reported at the end of such period. The Company estimates this accrual based on a number of factors including historical experience, industry trends and recent claims history. This accrual estimate is subject to ongoing revision as conditions might change and as new data may be presented. Adjustments to estimated liabilities are recorded in the accounting period in which the change in estimate occurs. Changes in assumptions for care costs caused by changes in actual or expected utilization experience could cause these estimates to change significantly.

Self-Insurance Reserves: Pursuant to various deductibles and retentions, the Company is self-insured for certain losses for general and professional liability claims and up to certain individual and aggregate stop losses relating to worker's compensation and malpractice liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Revenue Recognition: Service revenue is generated by the Company's four business segments and recognized in the following three categories:

(1) Contract management revenue, generated by Horizon Mental Health Management and Specialty Rehabilitation Management, is reported in the period the services are provided at the estimated net realizable amounts from contracted hospitals for contract management services rendered. Adjustments are accrued on an estimated basis in the period they become known and are adjusted in future periods, as final settlement is determined.

The fees received by the Company for its services under management contracts are paid directly by its client hospitals. Contract management revenue is based on various criteria such as a fixed fee and/or variable components and may include per diem calculations based on patients per day or for defined periods, the number of admissions or discharges, direct expenses, or any combination of the preceding, depending on the specific contract. Generally, contract fees are paid on a monthly basis.

Some management contracts include a clause, which states that the Company will indemnify the hospital for any third-party payor denials, including Medicare. At the time the charges are denied or anticipated to be denied, the Company records an allowance for 100% of the potential amount. The Company believes it has adequately provided for potential adjustments that may result from final settlement of potential denials, which amounts have historically not been significant.

Client hospitals receive reimbursement under Medicare or Medicaid programs or payments from insurers, self-funded benefit plans or other third-party payors for the mental health and physical rehabilitation services provided to the patients of the programs managed by the Company. As a result, the availability and amount of such reimbursements, which are subject to change, may impact the decision of general acute care hospitals regarding whether to offer mental health and physical rehabilitation services pursuant to management contract with the Company, as well as whether to continue such contracts (subject to contract termination provisions) and the amount of fees to be paid thereunder.

(2) Premium and fees revenue, generated by Horizon Behavioral Services, is reported in the period services are provided at the estimated net realizable amounts as defined by client contracts for services rendered. Adjustments are accrued on an estimated basis in the period they become known and are adjusted in future periods if and when necessary.

Revenues are derived from EAP services, administrative service only contracts, and at risk managed behavioral health services. This revenue consists primarily of capitation payments, which are calculated on the basis of a per-member/per-month or a per-employee/per-month fee, but also include fee for service payments. For certain capitated managed care contracts the Company is 'at risk' and bears the economic risk as to the adequacy of capitated revenue versus the actual cost of behavioral healthcare services provided to covered members by third parties. At August 31, 2003, overall capitated revenue was sufficient to meet these costs.

(3) Service revenues, generated by ProCare One Nurses are recognized in the month in which services are rendered, at the estimated net realizable amounts. These revenues are generated through the Company's specialized temporary nurse staffing services.

Earnings Per Share: Earnings per share has been computed in accordance with SFAS No. 128, *"Earnings Per Share"*. Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that may occur if the Company's in the money stock options were exercised. Such dilutive potential common shares are calculated using the treasury stock method.

Accounting for Income Taxes: The Company accounts for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. (See Note 12)

Based upon the Company's estimates of the sources, nature, and amount of expected future taxable income it determined that it is more likely than not that it's deferred tax assets will be realized, resulting in no valuation allowance. At August 31, 2003, the Company had deferred tax liabilities in excess of deferred tax assets of $1,047,118.

The Company evaluates quarterly the realizability of its deferred tax assets and accordingly adjusts its valuation allowance, if any as necessary. The factors used to assess the likelihood of realization include the Company's estimates of future taxable income and available tax initiatives that could be reasonably implemented to assure realization of the net deferred tax assets. The Company has used various appropriate tax initiatives and alternative tax treatments to realize or to renew net deferred tax assets in order to avoid the potential loss of tax benefits.

Failure to achieve forecasted taxable income amounts might affect the ultimate realization of all or portions of net deferred tax assets. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income include general business conditions, increased competition, a change in Medicare or Medicare reimbursement, an increase in medical services utilization, etc., resulting in a decline in sales or margins.

Use of Estimates: The Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recorded for the reporting period in order to prepare the financial statements in conformity with generally accepted accounting principles. Future actual results could differ from those estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation. See Note 8 "Shareholders' Equity" to the consolidated financial statements included elsewhere within this document.

New Accounting Standards: In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 148, *"Accounting for Stock-Based Compensation Transition and Disclosure."* This statement amends SFAS 123, *"Accounting for Stock-Based Compensation,"* and establishes two alternative methods of transition from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 requires prominent disclosure about the effects of SFAS 123 on reported net income and requires disclosure of these effects in interim financial information. The provisions for the alternative transition methods are effective for fiscal years ending after December 15, 2002, and the amended disclosure requirements are effective for interim periods beginning after December 15, 2002 and allow for early application. The Company currently plans to continue accounting for stock-based compensation under APB 25, an allowable method, with additional disclosures as required. See Note 9 "Stock Options" to the consolidated financial statements included elsewhere within this document.

In January 2003, the FASB issued FASB Interpretation No.46, "Consolidation of Variable Interest Entities" ("FIN 46") which changes the criteria by which one company accounts for another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003, and apply in the first fiscal period beginning after June 15, 2003, for variable interest entities created prior to February 1, 2003. As of August 31, 2003, the Company does not have a relationship with a variable interest entity. Effective July 31, 2003 with the acquisition of the National Support Center building, the Company no longer has any variable interest entities that fall within the scope of this interpretation.

In June 2002, the FASB issued SFAS 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* ("SFAS 146"). SFAS 146 requires that, subsequent to December 31, 2002, all costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company does not expect this statement to materially impact its consolidated financial statements.

3. EARNINGS PER SHARE

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, *"Earnings Per Share"*, ("SFAS 128"). All prior earnings per share data presented have been restated in accordance with SFAS 128.

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per share computations for net income for the years ended August 31:

	2003			2002			2001		
	Net Income Numerator	Shares Denominator	Per Share Amount	Net Income Numerator	Shares Denominator	Per Share Amount	Net Income Numerator	Shares Denominator	Per Share Amount
Basic EPS	**$9,582,242**	**5,249,781**	**$ 1.83**	$ 8,924,149	5,385,777	$ 1.66	$ 6,790,642	5,614,566	$ 1.21
Effect of dilutive securities warrants and options		**391,837**			503,655			261,924	
Diluted EPS	**$9,582,242**	**5,641,618**	**$ 1.70**	$ 8,924,149	5,889,432	$ 1.52	$ 6,790,642	5,876,490	$ 1.16

During 2003, 2002, and 2001 certain options to acquire common stock were not included in certain computations of EPS because the options exercise price was greater than the average market price of the common shares. The options excluded by quarter are as follows:

Quarter Ended	Options Excluded	Option Price Range
August 31, 2003	**106,500**	**$17.01 - $23.75**
May 31, 2003	**55,413**	**$16.05 - $23.75**
February 28, 2003	**6,500**	**$16.35 - 23.75**
November 30, 2002	**96,700**	**$14.51 - 23.75**
August 31, 2002	4,870	$14.80 - $23.75
May 31, 2002	4,000	$23.75
February 28, 2002	4,000	$23.75
November 30, 2001	4,670	$13.50 - $23.75
August 31, 2001	4,000	$23.75
May 31, 2001	87,250	$ 8.92 - $23.75
February 29, 2001	757,657	$ 6.91 - $23.75
November 30, 2000	805,859	$ 5.50 - $23.75

4. ACQUISITIONS

Health and Human Resource Center, d/b/a Integrated Insights

Effective June 30, 2003 the Company purchased all of the capital stock of privately held Health and Human Resource Center, Inc., d/b/a Integrated Insights for approximately $4.3 million. Integrated Insights, headquartered in San Diego, California, provides employee assistance programs under contracts directly with employers. It holds a limited California Knox-Keene License to operate as a specialized healthcare plan. The Company accounted for the acquisition of Integrated Insights by the purchase method as required by generally accepted accounting principles. As of August 31, 2003, the allocation of the purchase price exceeded the fair value of Integrated Insights' tangible net assets by $3,923,764, of which $2,610,595 is recorded as goodwill, which is fully deductible for tax purposes, $1,213,169 as service contract valuation and $100,000 as non-compete agreements. Tangible assets acquired and liabilities assumed totaled $754,473 and $406,237, respectively. The cash purchase price of approximately $4.3 million was funded by the Company's revolving credit facility. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for the periods presented.

Employee Assistance Programs International

The Company acquired all of the outstanding capital stock of Employee Assistance Programs International, Inc. ("EAP International") of Denver, Colorado, on November 4, 2002, with an effective date of November 1, 2002 for approximately $3.4 million. The Company accounted for the acquisition of EAP International using the purchase method as required by generally accepted accounting principles. EAP International provides employee assistance programs and other related behavioral healthcare services to employers. The purchase price of approximately $3.4 million exceeded the fair value of EAP International's tangible net assets by $3,549,140, of which $2,674,087 is recorded as goodwill, which is fully deductible for tax purposes, and $628,898 as service contract valuation and $246,155 as non-compete agreements. Tangible assets acquired and liabilities assumed totaled $756,697 and $936,586, respectively. Pro forma financial data is not presented because the impact of this acquisition is not material to the Company's results of operation for any period presented.

ProCare One Nurses

Effective June 13, 2002, the Company purchased all of the membership interests of ProCare One Nurses, LLC ("ProCare"). ProCare, headquartered in Santa Ana, California, provides specialized temporary nurse staffing services to hospitals primarily in California and Michigan. The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. Of the purchase price of approximately $12.5 million, $11.5 million was funded by the Company's revolving credit facility and $1.0 million from existing cash. Of the $12.5 million purchase price, the amounts recorded as intangible assets were $10.0 million as goodwill, which is fully deductible for tax purposes, $225,000 as non-compete agreements and $109,000 as trade name value. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for the periods presented.

Contracts of Perspectives Health Management

Effective October 1, 2001, the Company acquired in an asset purchase the mental health management contracts comprising the contract mental health business of Perspectives Health Management Corporation ("PHM"), a wholly owned subsidiary of Legal Access Technologies, Inc. ("LAT"). The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. PHM had 12 mental health management contract locations. The management contracts covered 12 inpatient mental health programs, one partial hospitalization mental health program and three intensive outpatient mental health programs. The management contracts constituted all of the business operations of PHM. The purchased price of approximately $2.9 million in cash was funded by the Company's revolving credit facility. Of the $2.9 million purchase price, $2,234,449 is recorded as goodwill, which is fully deductible for tax purposes, and $681,760 as contract valuation. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for the periods presented.

Occupational Health Consultants of America

Effective August 1, 2001, the Company acquired all of the outstanding capital stock of Occupational Health Consultants of America, Inc. ("OHCA") of Nashville, Tennessee, and OHCA has been consolidated with the Company as of August 1, 2001. The Company accounted for the acquisition of OHCA by the purchase method. OHCA provides employee assistance programs and other related behavioral healthcare services to employers. As of August 31, 2002, the allocation of the purchase price exceeded the fair value of OHCA's tangible net assets by $3,469,708, of which $3,126,532 is recorded as goodwill, which is fully deductible for tax purposes, and $343,176 as service contract valuation. Tangible assets acquired and liabilities assumed totaled $917,244 and $848,906, respectively. Pro forma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for the periods presented.

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at August 31:

	2003	2002
Land [a]	**$ 775,064**	$ –
Building [a]	**3,708,026**	–
Computer hardware	**2,926,290**	2,847,200
Computer software	**1,537,721**	1,471,185
Furniture and fixtures	**2,347,006**	2,225,413
Office equipment	**1,476,378**	1,368,092
Transportation (vehicles)	**40,446**	65,539
Leasehold improvements	**620,472**	579,683
	13,431,403	8,557,112
Less accumulated depreciation	**7,581,571**	6,784,233
	$ 5,849,832	$ 1,772,879

(a) Effective July 31, 2003, the Company purchased the land and building comprising its National Support Center.

Depreciation expense was $1,046,715, $1,206,704, and $1,393,380 for the years ended August 31, 2003, 2002, and 2001, respectively.

6. ACCRUED EXPENSES AND UNEARNED REVENUE

Accrued expenses consisted of the following at August 31:

	2003	2002
Reserve for deferred revenue and contract adjustments	**$ 411,463**	$ 235,983
Reserves for employee health benefits	**1,066,314**	785,000
Reserve for general and professional liability claims	**1,086,000**	727,320
Workers compensation self-insured liability and 401(k) matching funds contributions	**1,001,831**	989,468
Other	**3,138,900**	3,211,489
	$ 6,704,508	$ 5,949,260
Unearned revenue	**1,421,412**	1,259,646
	$ 8,125,920	$ 7,208,906

7. LONG TERM DEBT

At August 31, 2003 and 2002, the Company had long term debt comprised of a revolving credit facility with outstanding balances of $14.0 million and $10.0 million, respectively. On May 23, 2002, the Company entered into a Second Amended and Restated Credit Agreement (the "Second Amended Credit Agreement"), with JPMorgan Chase Bank, as Agent, and Bank of America, NA which refinanced the loans then outstanding under the existing credit agreement. The Second Amended Credit Agreement was originally a five year facility which consisted of a $30 million, three year revolving/two year term credit facility (which had provisions to allow for its expansion to a $50 million facility) to fund ongoing working capital requirements, refinance existing debt, finance future acquisitions by the Company, and for other general corporate purposes. On August 29, 2003, the Company amended the current agreement to allow for its expansion to a $60 million facility by adding Wells Fargo Bank Texas as an equal bank participant in the facility.

The revolving credit facility bears interest at (1) the Base Rate plus the Base Rate Margin, as defined or (2) the Adjusted Eurodollar Rate, plus the Eurodollar Margin, as defined. The weighted average interest rate on outstanding indebtedness under the credit facility at August 31, 2003, 2002, and 2001 were 3.46%, 4.00%, and 6.65%, respectively. The Eurodollar Margin varies depending on the debt coverage ratio of the Company. The revolving credit facility matures on May 31, 2005, at which time it converts to a two year amortizing term loan.

As of October 4, 2002, April 4, 2003 and August 29, 2003, the Credit Agreement was amended to allow the Company to finance the redemption or repurchase of its capital stock, subject to certain conditions. The amendments currently allow the Company to expend, from August 29, 2003 through May 31, 2005, up to $7.5 million for the repurchase of shares.

The Company is subject to certain covenants which include prohibitions against (i) incurring additional debt or liens, except specified permitted debt or permitted liens, (ii) certain material acquisitions, other than specified permitted acquisitions (including any single acquisition not greater than $10.0 million or cumulative acquisitions not in excess of $25.0 million during any twelve consecutive monthly periods), without prior bank approval, (iii) certain mergers, consolidations, dividend payments or asset dispositions by the Company or changes of control of the Company, (iv) certain executive management changes at the Company, and (v) material change in the nature of business conducted. In addition, the terms of the revolving credit facility require the Company to satisfy certain ongoing financial covenants. The revolving credit facility is secured by a first lien on or first priority security interest in and/or pledge of substantially all of the assets of the Company and of all present and future material subsidiaries of the Company. As of August 31, 2003, the Company was in compliance with the covenants of the agreement.

8. SHAREHOLDERS' EQUITY

Common Stock

The Board of Directors adopted in October 1999 the Horizon Health Corporation Employee Stock Purchase Plan ("the Plan"). The purpose of the Plan, which became effective January 1, 2000, is to provide employees of the Company and its subsidiaries the opportunity to acquire an ownership interest in the Company through the purchase of Common Stock at a price below current market prices. The Plan offers eligible employees the ability to purchase Company stock at a price 15% below the current market price at designated periods.

Eligible employees are able to contribute 1 to 10% of their base salary pursuant to two, six-month offering periods which are defined as January 1 – June 30 and July 1 – December 31. Pursuant to the Plan the Company issued 10,774, 12,023, and 23,959 shares of Common Stock from treasury for the fiscal years ended August 31, 2003, 2002, and 2001, respectively.

Treasury Stock

During the time period of September 1998 through February 2001 the Board of Directors of the Company authorized the repurchase of up to 2,525,000 shares of its common stock. As of August 31, 2002 the Company had repurchased 2,292,863 shares of its common stock pursuant to such authorizations, which had previously expired. On October 7, 2002 the Board of Directors authorized the repurchase of up to 800,000 shares of its common stock. As of August 31, 2003, the company had repurchased 656,659 shares in total of the 800,000 share authorization, which remains in effect. The stock repurchase plan, as approved by the Board of Directors, authorized the Company to make purchases of its outstanding common stock from time to time in the open market or through privately negotiated transactions, depending on market conditions and applicable securities regulations. The repurchased shares are added to the treasury shares of the Company and may be used for employee stock plans and for other corporate purposes. The shares were repurchased utilizing available cash and borrowings under the Company's credit facility. A total of 1,078,711 and 493,660 treasury shares had been reissued pursuant to the exercise of certain stock options and in connection with the Employee Stock Purchase Plan as of August 31, 2003 and August 31, 2002, respectively.

The Company accounts for the treasury stock using the cost method. Gains on sales of treasury stock are credited to "APIC", losses are charged to APIC to the extent that previous net gains from sales are included therein, otherwise to retained earnings. Therefore, on the statement of changes in stockholders' equity, for the year ending August 31, 2002 and 2001, the net difference between the cost price and the option price on the issuance of treasury stock of $305,878 and $560,052, respectively, has been reclassified from Additional Paid in Capital to Retained Earnings. A cumulative net difference of $1,544,347 on the issuance of treasury stock as of August 31, 2000, has been reclassified from Additional Paid in Capital to Retained Earnings.

9. STOCK OPTIONS

The 1989, 1995 and 1998 Stock Option Plans for employees and the 1995 Stock Option Plan for Eligible Outside Directors are collectively referred to as the "Plans." In accordance with the Plans, as amended, 2,981,843 shares of common stock have been reserved for grant to key employees, directors and consultants.

The exercise prices of the options granted approximated or exceeded the market value of the common stock at the date of the grant. The options generally vest ratably over five years from the date of grant and terminate ten years from the date of grant.

On April 28, 1995 the board of directors created the 1995 Stock Option Plan for Eligible Outside Directors for outside directors owning less than 7.15% of the stock of the Company. 250,000 shares of common stock are reserved for issuance under this plan. This plan has been amended and restated to provide for 15,000 option grants upon initial election as a director. In addition, the Director plan provides for successive annual grants, as of the day of each annual meeting of stockholders of the Company, of options to purchase the number of shares of Common Stock determined by dividing $50,000 by the fair market value per share of the Common Stock on the date of grant. Fair market value is defined as the closing price per share on the NASDAQ National Market. With respect to each such successive annual grant, an Eligible Outside Director has the right to elect to receive stock options for only 50% of such shares as so determined and to also receive the receipt of a fee in the amount of $2,500 for each of the first four meetings of the Board of Directors actually attended by such Eligible Outside Director in the year following the Annual Meeting. Options vest ratably over five years from the date of grant.

The following table summarizes the status of the Plans:

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	**1,453,549**	**$ 7.49**	1,283,634	$ 5.61	1,322,143	$ 5.40
Granted	**153,000**	**16.49**	319,275	13.41	90,285	4.97
Exercised	**574,277**	**5.63**	134,085	3.61	108,610	2.36
Expired or canceled	**192,510**	**11.97**	15,275	7.91	20,184	6.32
Outstanding at end of year	**839,762**	**$ 9.37**	1,453,549	$ 7.49	1,283,634	$ 5.61
Exercisable at end of year	**413,857**	**$ 6.36**	828,502	$ 5.59	777,796	$ 4.88
Available for grant at end of year	**344,590**	–	351,602	–	255,602	–

The following table summarizes information about options outstanding under the Plans at August 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 1.00 – 5.50	240,943	2.87	$ 4.11	187,463	$ 3.87
6.75 – 9.75	295,644	4.73	7.47	202,299	7.63
12.70 – 23.75	303,175	9.03	15.41	24,095	15.02

The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "*Accounting for Stock Issued to Employees*" and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share of the Company had the Company applied the fair value recognition provisions of FASB Statement No. 123, "*Accounting for Stock-Based Compensation*", relating to stock-based employee compensation.

	2003	2002	2001
Net income, as reported	**$ 9,582,242**	$ 8,924,149	$ 6,790,642
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**440,405**	452,298	411,332
Pro forma net income	**$ 9,141,837**	$ 8,471,851	$ 6,379,310
Earnings per share			
Basic:			
As reported	**$ 1.83**	$ 1.66	$ 1.21
Pro forma	**$ 1.74**	$ 1.57	$ 1.14
Diluted:			
As reported	**$ 1.70**	$ 1.52	$ 1.16
Pro forma	**$ 1.62**	$ 1.44	$ 1.09

In accordance with SFAS 123, the fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk free interest rate	**2.75%**	4.2%	5.8%
Expected life (years)	**6.4**	6.4	6.4
Expected volatility	**60.0%**	47.5%	48.6%
Expected dividend yield	**0.0%**	0.0%	0.0%

In accordance with SFAS 123, the weighted average fair value of options granted during 2003, 2002, and 2001 was $9.76, $7.04, and $2.77 respectively.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

The costs of certain management contracts and other intangible assets acquired by the Company remain subject to amortization. Amortization of recorded values for contracts, non-compete agreements, and trade names for the twelve months ended August 31, 2003 was $1,534,530. During the quarter ended November 30, 2002, there was a $93,000 acceleration of the final portions of contract valuation amortization associated with a 1997 acquisition that has now been fully amortized. During the year ended August 31, 2003, the Company retired five fully amortized contract valuation balances totaling $7,055,026 from its books, which accounts for the net decrease in accumulated amortization between the periods presented on the face of accompanying the balance sheet. The following table sets forth the estimated amortization expense for intangibles subject to amortization for the four succeeding fiscal years.

For the year ended August 31:	2004	$ 1,428,739
	2005	908,166
	2006	492,910
	2007	443,937
	Thereafter	838,710
		$ 4,112,462

The following table sets forth by business segment of the Company, as described in Note 14 elsewhere herein, the amount of goodwill as of August 31, 2003 that is subject to impairment tests rather than amortization and the adjustments, if any, to the amount of such goodwill in the twelve months ended August 31, 2003. The Company elected to conduct the annual impairment testing during its fiscal year third quarter. As a result of the May 31, 2003 impairment testing, no impairment adjustments were deemed necessary.

	Horizon Mental Health Management*	Specialty Rehab Management*	(A) ProCare One Nurses*	(B) Horizon Behavioral Services*	Consolidated
Balance as of August 31, 2002	$ 16,841,171	$ 1,703,665	$ 9,744,891	$ 36,951,750	$ 65,241,477
Goodwill acquired during the period			243,704	5,284,682	5,528,386
Balance as of August 31, 2003	**$ 16,841,171**	**$ 1,703,665**	**$ 9,988,595**	**$ 42,236,432**	**$ 70,769,863**

(A) Goodwill adjusted during the period related to a purchase price adjustment of $243,704.

(B) $2,674,087 of goodwill acquired during the period relates to the purchase of EAP International and $2,610,595 relates to the purchase of Integrated Insights (see Note 4).

* *See Note 14 elsewhere herein, for a description of the Company's business segments.*

11. RETIREMENT PLAN

The Company sponsors a 401(k) plan that covers substantially all employees, subject to certain eligibility requirements. The Company can elect to make matching fund contributions at its discretion, but has historically done so annually. For the years ended August 31, 2003, 2002 and 2001 the Company's contributions were approximately $653,000, $604,000, and $550,000 respectively.

12. INCOME TAXES

Deferred taxes are provided for those items reported in different periods for income tax and financial reporting purposes. Income tax expense for the years ended August 31 is comprised of the following components:

	Federal	State	Total
2003			
Current	**$ 3,878,055**	**$ 586,409**	**$ 4,464,464**
Deferred	**1,422,342**	**162,554**	**1,584,896**
	$ 5,300,397	**$ 748,963**	**$ 6,049,360**
2002			
Current	$ 4,166,875	$ 591,186	$ 4,758,061
Deferred	786,105	89,840	875,945
	$ 4,952,980	$ 681,026	$ 5,634,006
2001			
Current	$ 4,597,323	$ 663,303	$ 5,260,626
Deferred	(657,027)	(75,089)	(732,116)
	$ 3,940,296	$ 588,214	$ 4,528,510

The components of the net deferred tax (liability) asset at August 31 were obtained using the liability method in accordance with SFAS No. 109 and are as follows:

	2003	2002
Contracts	**$ 797,966**	$ 509,236
Goodwill	**(5,222,921)**	(3,819,812)
Deferred tax liabilities	**(4,424,955)**	(3,310,576)
Accounts receivable	**918,242**	1,418,321
Vacation accruals	**597,337**	552,536
Fixed assets/intangibles	**516,362**	566,082
Miscellaneous accruals	**1,093,883**	1,020,246
Net operating loss carryforward	**252,013**	291,169
Deferred tax assets	**3,377,837**	3,848,354
Net deferred tax (liability) asset	**$ (1,047,118)**	$ 537,778

At August 31, 2003, the Company had available estimated, unused net operating loss carryforwards for tax purposes of approximately $646,186. These carryforwards, subject to annual utilization limits, may be utilized to offset future years' taxable income and will expire during 2011 if unused prior to that date.

The following is a reconciliation of income taxes at the U.S. federal income tax rate to the Company's effective income tax rate:

	Tax Rate 2003	**2003**	2002	2001
Federal income taxes based on 35% of book income	**35.0%**	**$ 5,471,061**	$ 5,095,354	$ 3,961,709
Permanent adjustments:				
Meals and entertainment, goodwill and other permanent adjustments	**1.0%**	**150,656**	117,269	264,356
State income taxes and other adjustments	**2.7%**	**427,643**	421,383	302,445
	38.7%	**$ 6,049,360**	$ 5,634,006	$ 4,528,510

13. COMMITMENTS AND CONTINGENCIES

Property Leases

The Company leases various office facilities and equipment under operating leases. The following is a schedule of minimum rental payments under these leases, which expire at various dates:

For the year ending August 31:	2004	$ 2,201,156
	2005	1,631,923
	2006	970,622
	2007	358,754
	2008 and thereafter	224,339
		$ 5,386,794

Rent expense for the years ended August 31, 2003, 2002, and 2001 was $2,580,278, $2,507,278, and $2,282,279, respectively.

Insurance Risk Retention

The Company's liability and property risk management program involves a cost-effective balance of insured risks and self-insured retentions. The Company carries general and professional liability, malpractice and liability, comprehensive property damage, workers' compensation, directors and officers and other insurance coverages that management considers cost-effective and reasonable and adequate for the protection of the Company's assets, operations and employees. There can be no assurance, however, that the coverage limits of such policies will be adequate. A successful claim against the Company in excess of its insurance coverage or several claims for which the Company's self-insurance components are significant in the aggregate could have a material adverse effect on the Company.

Legal Proceedings

The Company is, and may be in the future, party to litigation arising in the ordinary course of its business. While the Company has no reason to believe that any such pending claims are material, there can be no assurance that the Company's insurance coverages will be adequate to substantially cover liabilities arising out of such claims or that any such claims will be covered by the Company's insurance. Any material claim which is not covered by insurance may have an adverse effect on the Company's business. Claims against the Company, regardless of their merit or outcome, may also have an adverse effect on the Company's reputation and business.

In late 1999, the Company became aware that a civil qui tam lawsuit brought under the Federal False Claims Act had been filed under seal naming the Company's psychiatric contract management subsidiary, Horizon Mental Health Management (Horizon), as one of the defendants therein. In March 2001, the relators served the complaint in the lawsuit. The U.S. Department of Justice had previously declined to intervene in the lawsuit. The complaint alleges that certain on-site Company personnel acted in concert with other non-Company personnel to improperly inflate certain Medicare reimbursable costs associated with psychiatric services rendered at a Tennessee hospital prior to August 1997. The lawsuit names the hospital, the parent corporation of the hospital and a home health agency as additional defendants. A motion to dismiss filed by the Company has recently been denied by the court and the parties have initiated discovery proceedings. The Company does not believe the claims asserted in the lawsuit, based on present allegations, represent a material liability to the Company.

In early December 2000, the Company was served with a U.S. Department of Justice subpoena issued by the U.S. Attorney's Office for the Northern District of California. The subpoena requested the production of documents related to certain matters such as patient admissions, patient care, patient charting, and marketing materials, pertaining to hospital gero-psychiatric programs managed by the Company. The Company furnished documents relating to one facility in response to the subpoena in January 2001 and there has been no further activity in relation to the subpoena since that time. On October 30, 2002, the Company received a letter from the Civil Division of the U.S. Department of Justice proposing a preliminary meeting to discuss possible False Claim Act violations alleged in a sealed qui tam suit and also to discuss the findings of the U.S. Department of Justice after its review of certain records. The Company met with the U.S. Department of Justice in December 2002 and furnished additional information regarding what appear to be the allegations. The qui tam suit remains under seal and the U.S. Government is still considering whether or not it will intervene in the suit. The Company has not been served with the suit. The allegations and the records reviewed relate to the same matters that were the subject of the 2000 U.S. Department of Justice subpoena. At this time, the Company cannot predict the ultimate scope or any particular future outcome of the qui tam suit or the investigation. Eventually allegations could be asserted against the Company involving claims anywhere from minor to significant in amount.

14. SEGMENT INFORMATION

The Company has determined that its reportable segments are appropriately based on its method of internal reporting which disaggregates its business by services category in a manner consistent with the Company's consolidated statements of income format. The Company's reportable segments are Horizon Mental Health Management, Specialty Rehab Management, ProCare One Nurses and Horizon Behavioral Services. During the fiscal year ended August 31, 2003, the Company discontinued reporting its smallest segment Mental Health Outcomes as a separate business segment due to its downsizing and integration into Horizon Mental Health Management as a product line and accordingly has restated all previous periods shown. See Notes (A) through (D) below for a description of the services provided by each of the identified segments. The Company's business is conducted solely in the United States.

The following schedule represents revenues and operating results for the twelve months ended August 31 by operating division/segment:

	(A) Horizon Mental Health Management	(B) Specialty Rehab Management	(C) ProCare One Nurses	(D) Horizon Behavioral Services	(E) Other	Eliminations	Consolidated
2003							
Revenues	**$ 76,727,730**	**$ 17,366,592**	**$ 22,003,025**	**$ 48,348,055**	**$ 1,894,934**	**$ –**	**$ 166,340,336**
Intercompany revenues	**–**	**–**	**175,922**	**183,500**	**–**	**(359,422)**	**–**
Cost of services	**51,247,277**	**13,018,385**	**20,033,944**	**44,948,172**	**1,495,790**	**(359,422)**	**130,384,146**
EBITDA (F)	**23,905,519**	**3,485,493**	**1,850,269**	**1,347,754**	**(12,080,494)**	**–**	**18,508,541**
Total assets	**106,191,383**	**12,785,558**	**25,506,154**	**49,243,626**	**23,960,880**	**(115,358,892)**	**102,328,709**
2002							
Revenues	$ 81,215,651	$ 15,117,485	$ 5,318,722	$ 40,449,170	$ 1,620,072	$ –	$ 143,721,100
Intercompany revenues	–	–	–	213,305	–	(213,305)	–
Cost of services	55,641,378	11,175,757	4,735,233	36,931,237	2,029,648	(213,305)	110,299,948
EBITDA (F)	22,176,943	3,388,846	583,491	1,913,791	(10,616,256)	–	17,446,815
Total assets	92,015,367	10,673,441	26,085,151	40,986,293	25,736,513	(102,911,390)	92,585,375
2001							
Revenues	$ 81,108,905	$ 13,455,317	$ –	$ 32,033,007	$ 1,062,598	$ –	$ 127,659,827
Intercompany revenues	(4,371)	–	–	104,711	–	(100,340)	–
Cost of services	54,357,021	9,723,507	–	28,120,599	818,855	(100,340)	92,919,642
EBITDA (F)	23,546,921	2,378,587	–	2,442,495	(12,166,756)	–	16,201,247
Total assets	81,082,381	8,245,106	–	42,680,807	27,259,279	(82,087,890)	77,179,683

(A) Horizon Mental Health Management provides mental health contract management services to general acute care hospitals.

(B) Specialty Rehab Management provides physical rehabilitation contract management services to general acute care hospitals.

(C) ProCare One Nurses provides specialized temporary nurse staffing services to hospitals primarily in California and Michigan.

(D) Horizon Behavioral Services provides managed behavioral care and employee assistance programs.

(E) "Other" represents revenue and expenses associated with residual Phase IV PsychScope agreements and the Company's primary general and administrative costs, i.e., expenses associated with the corporate offices and National Support Center located in the Dallas suburb of Lewisville, Texas which provides management, financial, human resources, and information system support for the Company and its subsidiaries.

(F) EBITDA is a presentation of "earnings before interest, taxes, depreciation, and amortization." EBITDA is the unit of measure reviewed by the chief operating decision makers in determining segment operating performance. EBITDA may not be comparable to similarly titled measures reported by other companies. In addition, EBITDA is a non-GAAP measure and should not be considered an alternative to operating or net income in measuring company results. For the year ended August 31, 2003, 2002 and 2001, consolidated EBITDA is derived by adding depreciation and amortization of $2,581,245, $2,778,445, and $4,510,424, respectively, to the Company's operating income for the same periods of $15,927,296, $14,668,370, and $11,690,823, respectively. Consolidated cash flows from operating, investing, and financing activities for the period ended August 31, 2003 were $12,832,667, ($12,371,411) and ($2,524,167), respectively, for the period ended August 31, 2002 were $13,954,316, ($15,810,351), and $3,910,960, respectively, and for the period ended August 31, 2001 were $11,983,986, ($4,960,910), and ($13,559,310), respectively, and are represented on the Statement of Cash Flows elsewhere herein.

15. QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of unaudited quarterly financial data for fiscal 2003 and 2002:

Quarter Ended:	Operating Revenues	Net Income	Income	Earnings Per Share * Basic	Diluted
August 31, 2003	**$ 42,278,140**	**$ 3,995,178**	**$ 2,376,795**	**$ 0.46**	**$ 0.43**
May 31, 2003	**40,530,645**	**3,984,714**	**2,403,252**	**0.46**	**0.43**
February 28, 2003	**41,490,144**	**4,038,190**	**2,445,723**	**0.46**	**0.43**
November 30, 2002	**42,041,407**	**3,909,214**	**2,356,472**	**0.44**	**0.41**
Total	**$166,340,336**	**$ 15,927,296**	**$ 9,582,242**	**$ 1.83**	**$ 1.70**
August 31, 2002	$ 40,767,732	$ 3,843,597	$ 2,315,563	$ 0.42	$ 0.39
May 31, 2002	35,221,325	3,696,172	2,270,468	0.42	0.38
February 28, 2002	33,941,704	3,595,599	2,199,139	0.41	0.38
November 30, 2001	33,790,339	3,533,002	2,138,979	0.40	0.37
Total	$143,721,100	$ 14,668,370	$ 8,924,149	$ 1.66	$ 1.52

*Amounts may not add due to rounding or independent calculation.

To Board of Directors and Stockholders of Horizon Health Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of Horizon Health Corporation and its subsidiaries at August 31, 2003 and August 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index on page S1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
October 30, 2003

Board of Directors

James Ken Newman
Chairman of the Board,
President and Chief Executive Officer
Horizon Health Corporation

George E. Bello
Private Investor

James E. Buncher
President and Chief Executive Officer
SafeGuard Health Enterprises, Inc.

Robert A. Lefton
President and Chief Executive Officer
SemperCare, Inc.

William H. Longfield
Retired Chairman and Chief Executive Officer
C.R. Bard, Inc.

Donald E. Steen
Chairman and Chief Executive Officer
United Surgical Partners International, Inc.

Officers
Horizon Health Corporation

James Ken Newman
Chairman of the Board,
President and Chief Executive Officer

Ronald C. Drabik
Senior Vice President, Finance and Administration,
Chief Financial Officer and Treasurer

Frank J. Baumann
Senior Vice President, Operations
President, Specialty Rehab Management
Senior Vice President, Operations, ProCare One Nurses

Jackie L. James
Senior Vice President, Operations
President, Horizon Behavioral Services

Donald W. Thayer
Senior Vice President, Acquisitions and Development

David K. White, Ph.D.
Senior Vice President, Operations
President, Horizon Mental Health Management

John E. Pitts
Vice President, Finance and Principal Accounting Officer

Richard A. Shriver
Vice President, Human Resources

James W. McAtee

March 11, 1945 - April 27, 2003



In memory of James W. McAtee
Former President and Chief Executive Officer
Horizon Health Corporation

Company Profile

Horizon Health Corporation is a leading contract manager of psychiatric and physical rehabilitation clinical programs offered by general acute care hospitals in the United States, a provider of professional specialty temporary and travel nurse staffing services for general hospitals and a provider of employee assistance plans and behavioral health services to businesses and managed care organizations.

Corporate Data

Independent Public Accountants
PricewaterhouseCoopers LLP
Dallas, Texas

Corporate Counsel
Strasburger & Price, LLP
Dallas, Texas

Transfer Agent
American Stock Transfer and Trust
New York, NY

Corporate Headquarters:
Horizon Health Corporation
1500 Waters Ridge Drive
Lewisville, TX 75057
(972) 420-8200
(972) 420-8282 (fax)
www.horizonhealthcorp.com

Form 10-K
The Company has filed an Annual Report on Form 10-K for the year ended August 31, 2003, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Investor Relations, Horizon Health Corporation, 1500 Waters Ridge Drive, Lewisville, TX 75057.

Common Stock
The Company's Common Stock trades on The Nasdaq Stock Market (National Market) under the symbol "HORC." The following tables show, for the periods indicated, the quarterly range of high and low sale prices per share for the common stock during the calendar period indicated.

Fiscal 2003	**High**	**Low**
Fourth Quarter	**$ 19.25**	**$ 14.44**
Third Quarter	**17.75**	**13.50**
Second Quarter	**18.00**	**13.36**
First Quarter	**18.29**	**10.00**

Fiscal 2002	High	Low
Fourth Quarter	$ 20.10	$ 13.89
Third Quarter	20.90	12.82
Second Quarter	16.26	12.19
First Quarter	15.21	11.36

As of December 1, 2003, the Company had a total of approximately 979 stockholders, including 179 stockholders of record and approximately 800 persons or entities holding Common Stock in nominee name.

Notice of Annual Meeting
The Annual Meeting of Shareholders will be held on January 29, 2004, at 11:45 a.m. Central time at the Company's National Support Center in Lewisville, Texas.

HORIZON HEALTH
CORPORATION

HORIZON
MENTAL HEALTH MANAGEMENT

SPECIALTY
REHAB MANAGEMENT

HORIZON
BEHAVIORAL SERVICES

MENTAL HEALTH OUTCOMES
CQI+ Outcomes Measurement

ProCare One Nurses

Horizon Health Corporation

1500 Waters Ridge Drive
Lewisville, Texas 75057
972.420.8200
www.horizonhealthcorp.com